82-4299

[redacted]

09046818

Registration No. 0107537000939

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

Ref : CSD 051/2009 August 19, 2009

SUPPL

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re : Italian-Thai Development Public Company Limited
Information Furnished Pursuant to Rule12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen :

We are submitting this letter and the enclosed documents listed in Annex A to supplement the submission of documents pursuant to Rule 12g 3-2 (b) under the Securities Exchange Act of 1934. The enclosed documents should bring file on the Company up to date.

Very truly yours,

Mr. Chatichai Chutima
Vice President (Finance Division)

Enclosures

E-Mail : cccs@itd.co.th

Italian-Thai Development Public Company Limited

Annex A

1. Financial Statement as of June 30, 2009
2. The Report of material events field with the Stock Exchange of Thailand ("SET") from 4 June - 17 August 2009

82-4299

RECEIVED

2009 AUG 26 A 2: 15

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

The Report of material events field with the Stock Exchange of Thailand ("SET") from 4 June - 17 August 2009

The translation

With reference to the Company's financial statements for the period ending 30th June 2009 submitted to SET on 14th August 2009. The Company's net income attributable to the equity holders of the Company for the period ending 30th June 2009 was Baht 56.14 million. This was an increase from the same period of the previous year of Baht 457.60 million or 113.98%.

The Company wishes to explain the reasons contributing to the increase of the net income attributable to the equity holders of the Company of more than 20% as follows:

1. The Company had a gain from buying back convertible bonds of Baht 503.38 million according to Italian-Thai Development (BVI) Company Limited, one of our Group Entities, which repurchased a portion of the convertible bonds amounting to US$37,700,000 in an aggregate principal amount of the convertible bonds representing 25.13% of the outstanding principal amount of the convertible bonds.
2. The Company had a gain on the exchange rate of Baht 142.36 million, which increased from the same period of the previous year, in which the loss on exchange was Baht 56.40 million, by Baht 198.75 million or 352.42% according to the Baht appreciation.
3. The Company had other income of Baht 445.04 million which increased from the same period of the previous year by Baht 187.86 million or 73.04%. The main reasons were the income from the insurance claims and other claims on the project owners in some projects.
4. The Company had interest income of Baht 125.89 million, which increased from the same period of the previous year by Baht 67.56 million or 115.81% partially from the accrued interest income from a project owner and the interest income from deposits.

(Reviewed Quarter-2 and Consolidated F/S (F45-3))

Report: Reviewed Quarterly Financial Statements

Name ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

Reviewed
(In thousands)
Ending 30 June

The Consolidated Financial Statement

	Quarter 2		For 6 Months	
Year	2009	2008	2009	2008
Net profit (loss)	47,501	(468,268)	56,137	(401,460)
EPS (baht)	0.01	(0.11)	0.01	(0.10)

The Company Financial Statement

	Quarter 2		For 6 Months	
Year	2009	2008	2009	2008
Net profit (loss)	209,540	(268,119)	304,261	(195,457)
EPS (baht)	0.05	(0.06)	0.07	(0.05)

Type of report:

Qualified Opinion with an emphasis of matters

Comment: Please see details in financial statements, auditor's report and remarks from SET SMART

"The company hereby certifies that the information above is correct and complete. In addition, the company has already reported and disseminated its financial statements in full via the SET Electronic Listed Company Information Disclosure (ELCID), and has also submitted the original report to the Securities and Exchange Commission."

Signature ____________________________

(Mr.Premchai Karnasuta)

Position President

Authorized to sign on behalf of the company

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that on July 17, 2009 the Company signed a contract with Mahidol University to proceed with the 50th Year Anniversary for her Princess Building Project Phase # 2. The details of the contract works are as follows:-

Description of Works:		The following works from the Basement floor to the 4th floor and partially to the 7th floor: - Architectural works - Interior works - Mechanical & Electric works and Landscaping works
Contract Value	:	Baht 522.60 million (Including VAT)
Period of Work	:	540 days

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that on June 24, 2009 the Company signed a contract with CPN Pattaya Beach Hotel Co., Ltd. to proceed with The Central Festival Pattaya Beach Hotel. The details of the contract works are as follows:-

Description of works:		A18 Storey Hotel Building above the Department Store, with a service area of 24,000 Sq.m.
Contract Value	:	231,800,000.00 Baht (Including VAT)
Period of Works	:	365 Days

Translation

Italian –Thai Development Public Company Limited, pleased to inform SET that on June 30, 2009 the Company signed a contract with the Department of Highways, Ministry of Transport and Communications to proceed with the construction of the New Sarasin Bridge Project , Phuket Province.

The details of the contract work are as follows:

Description of work :	Construction of - 2 traffic lanes of pre-stressed concrete bridge - 2 traffic lanes of reinforced concrete bridge - Approach structures and U-Turn - Dismantle the 2 spans of the existing bridge - Pedestrian Bridge - Lighting system and traffic signs installation - Drainage systems
Contract value :	377,999,214.10 Baht (Including VAT)
Period of Work :	720 Days

Translation

With reference to the US$150,000,000 4.50% Convertible Bonds due 2013 issued and offered to investors outside of Thailand on 10th June 2008 (the "Bonds"), Italian-Thai Development Public Company Limited ("ITD") would like to announce that Italian-Thai Development (BVI) Company Limited, one of our Group Entities, repurchased a portion of the Bonds amounting to US$37,700,000 in an aggregate principal amount of the Bonds representing 25.13% of the outstanding principal amount of the Bonds on 24th June 2009.

The repurchased bonds had been transferred to Trustee (DB Trustees (Hong Kong) Limited) for cancellation value on 29th June 2009 in accordance with the terms and conditions of the Bonds. As the result of the event above, the remaining outstanding Bonds after the cancellation are US$112,300,000.

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that in June 2009, the Company signed two contracts as follows:-

Name of Project	Client	Contract Value (Including VAT)	Signing date	Period of work
1. The Construction of the Pattana Medical Center Clinic Building Project, Bangkok	Baanboung Vetchakij Co., Ltd.	Baht 373.00 M	June 25, 2009	480 days
2. The Construction of Belle Avenue, Rama 9, Bangkok	Belle Development Limited	Baht 1,318.62 M	June 22, 2009	48 months

The details of the contract works are as follows:-

1. The Construction of Pattana Medical Center Clinic Building Project, Bangkok

Description of works: Construction of a 5 storey building with 1 basement floor and a Maintenance building, including electrical system work, air conditioning system works, sanitary works, lift and escalator works, architectural works and fire alarm works.

2. The Construction of Belle Avenue, Rama9,Bangkok.

Description of works: Construction of condominiums which are composed of a podium part and a tower part. There are 5 floors for the podium part and 8 towers for the tower part. The construction period is divided to three phases as follows:

- Phase 1 for Podium construction
- Phase 2 for construction of 4 Towers (C1, C2, D1, D2)
- Phase 3 for construction of 4 Towers (A1, A2, B1, B2)

Translation

Italian-Thai Development Public Company Limited ("the Company") is pleased to inform SET that the Company is in the process of issuing and offering "The Senior and Unsecured Debentures of Italian-Thai Development Public Company Limited No.1/2009 redemption 2014 with call option". The details of debentures are as follows:

Type	: Debentures, in named certificate, Senior and unsecured with a debentureholder's representative and with call option
Tenor	: 5 years
Total Issuance Size	: Up to THB 5,000 mn
Placement	: Public offering – retail investors
Coupon	: 6.50%
Interest Payment	: Quarterly
Principal Repayment	: Call option after year 3 with minimum 25% of outstanding debentures for each exercise (0.50% prepayment fee on early redeemed amount)
Lead Arranger	: Siam Commercial Bank
Net Debt to Equity (D/E ratio)	: 2.50
Credit Rating	: BBB+ (By Tris Rating Company Limited)

The Company has already submitted the registration statement and draft prospectus to the Office of the Securities Exchange and Commission , and such documents have become effective on 10 June 2009. Furthermore, the Company will offer the Debentures to retail investors by opening for subscription during June 22-25, 2009.

Please be informed accordingly.

Translation

Italian-Thai Development Public Company Limited is pleased to inform SET that in May 2009, the Company signed two contracts as follows:-

Name of Project	Client	Contract Value (Including VAT)	Signing date	Period of work
1. The Construction of the Naresuan Hydropower Project, Phitsanulok Province.	Electricity Generating Authority of Thailand	Baht 500.97 M	May 29, 2009	720 days
2. The Construction of the Pak-Ba-Ra Pier Expansion Project, Satun Province.	Marine Department	Baht 371.88 M	May 13, 2009	750 days

The details of the contract works are as follows:-

<u>1. The Construction of the Naresuan Hydropower Project, Phitsanulok Province</u>

Description of works: Construction of a powerhouse with a hydro turbine, with the capacity of 8 Megawatts, and improvements to the existing river channel

<u>2. The Construction of the Pak-Ba-Ra Pier Expansion Project, Satun Province.</u>

Description of works:

- Port Construction with a total area of 10,435 sq.m.
- Dredging work of 115,722 cu.m.
- One Office Building for the Thailand Local Administration with a total area of 1,404 sq.m.
- One Office Building for the Mangrove Forest and Natural Resource Station, with a total area of 1,404 sq.m.

82-4299

Grant Thornton

Auditor's Review Report and Interim Financial Statements of

Italian-Thai Development Public Company Limited and Subsidiaries

For the Three-month and Six-month Periods Ended
30 June 2009



Grant Thornton

REVIEW REPORT OF THE INDEPENDENT AUDITOR

Grant Thornton Limited
18th Floor Capital Tower
All Seasons Place
87/1 Wireless Road Lumpini
Pathumwan Bangkok 10330 Thailand

T +66 2 205 8222
F +66 2 654 3339
www.grantthornton.co.th

To the Board of Directors of Italian-Thai Development Public Company Limited

I have reviewed the accompanying consolidated balance sheet as at 30 June 2009 of Italian-Thai Development Public Company Limited and subsidiaries, and the related consolidated statements of income for the three-month and six-month periods ended 30 June 2009 and 2008, and consolidated statements of changes in shareholders' equity and cash flows for the six-month periods ended 30 June 2009 and 2008. I have also reviewed of the separate balance sheet as at 30 June 2009 of Italian-Thai Development Public Company Limited, and the related separate statements of income for the three-month and six-month periods ended 30 June 2009 and 2008, and statements of changes in shareholders' equity and cash flows for the six-month periods ended 30 June 2009 and 2008. These financial statements are the responsibility of the Company's management as to their correctness and completeness of the presentation. My responsibility is to issue a report on these financial statements based on my reviews. I did not review the financial statements of two overseas branches, two overseas subsidiaries and six overseas joint ventures with total assets as at 30 June 2009 comprising 28.04% of total assets in the consolidated balance sheet, and total revenues of those entities for the three-month and six-month periods ended 30 June 2009 comprising 40.06% and 39.97%, respectively, of total revenues in the consolidated statements of income. Such total assets and revenues as included in the consolidated financial statements were reviewed by other auditors whose reports have been furnished to me. My report, in so far as it relates to those overseas branches, subsidiaries and joint ventures, are based on the reports of those other auditors.

Grant Thornton

Except for the matters discussed in the third, fourth and fifth paragraphs, I conducted my reviews in accordance with auditing standard applicable to review engagement. That standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatements. A review is limited primarily to inquiries of the Company personnel and analytical review procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. Accordingly, I do not express such an audit opinion on the reviewed financial statements.

The consolidated financial statements for the six-month period ended 30 June 2009 include the financial statements of associated companies for which investments are accounted for by the Company by the equity method with assets comprising 0.52% of consolidated assets and the share of loss from investments accounted for by equity method companies represent Baht 38.72 million and Baht 71.87 million that decreased consolidated net income from Baht 83.47 million to Baht 44.75 million and from Baht 118.40 million to Baht 46.53 million of net consolidated income for the three-month and six-month periods ended 30 June 2009, respectively. Those financial statements are based on financial information complied by the management of such associated companies which have not been reviewed by auditors because the associated companies are not under the control of the Company's management. However, the investments in such companies are not significant to the consolidated financial statements. Nevertheless, the financial statements of those associated companies as at 31 December 2008 have already been audited by auditors without significant adjustments.

The consolidated financial statements as at 30 June 2009 include unbilled receivables of a Joint Venture, proportionate to the Company of Baht 706.70 million which represent the recognized revenues for work done to one local customer (government enterprise) but have not been certified to accept the work beyond the normal period of certification. This was explained by management as an effect from the change in the management of such government enterprise. As a result, the Joint Venture has not been able to determine the age of the collection of such receivables. Currently, the Joint Venture is rectifying the situation to make the collection and believe that there will be no indemnification for this part.

Based on the report of other auditors of an overseas subsidiary company and a joint venture, trade accounts receivable as at 30 June 2009 include variation order claims of Baht 356.82 million for which income had been recognized in the earlier years, which has been disputed by the customer. Of these claims, the arbitrator had issued a verdict in favour of the subsidiary company of Baht 165.74 million. However, the total amount has still been disputed by the customer. Trade accounts receivable of such

subsidiary company and joint venture as at 30 June 2009 also include Baht 291.22 million billed for interim work for work done which have not been certified by customers beyond normal periods of certification. Considering the nature of the subsidiary company and joint venture's business, management is unable to determine the age of such bills. Currently, the subsidiary company and joint venture is rectifying the situation to make the collection.

Based on my review and the reports of other auditors, except for the effects on the consolidated financial statements for the three-month and six-month periods ended 30 June 2009 of the review scope limitation described in the third paragraph and except for the impact (which may occur and cannot yet be assessed) of the matter as discussed in the fourth and fifth paragraphs which depends on the judicial process in the future and which I and other auditors unable to assess due to a scope limitation imposed by circumstance, nothing has come to my attention that causes me to believe that the accompanying financial statements are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

Without modifying my above review report, I draw attention to the followings:

1) As discussed in Note 25 to the financial statements, at the beginning of the year 2007, the Company and a local joint venture received a letter from The National Assets Examination Committee (NAEC) requesting cooperation for the inspection of a baggage-handling system and the CTX bomb scanners for Suvarnabhumi Airport, and the inspection for cracks on the runways and taxiways at Suvarnabhumi Airport. The Company so far has not received any claim for damages. The management believes that the Company and its joint venture referred to above do not have to be responsible for any indemnification.

2) As discussed in Note 8 to the financial statements, the Company has investment in a potash mine project of Baht 3,236 million that the concession for potash mining has been in process. Currently, the Minister of Industry had agreed to set up the committee consisting of representatives from Ministry of Industry, Ministry of Interior, Ministry of Natural Resources and Environment, Ministry of Public Health and Ministry of Social Development and Human Security to consider the process to resolve the potash mining operations in Udonthani to make the project materialized. The Company's management believes that this project will generate benefits both for nearby areas and for the country, and the project will be approved by the government and operational as planned in the near future since the Ministry of Finance has jointly invested in this project for 10% of the total registered capital. The management of the Company believes that there will not be any impairment in the value of investment.

Somckid

Grant Thornton

I have previously audited the consolidated financial statements of Italian-Thai Development Public Company Limited and its subsidiaries, and the separate financial statements of Italian-Thai Development Public Company Limited for the year ended 31 December 2008 in accordance with generally accepted auditing standards and issued my report dated 2 March 2009, expressed a qualified opinion thereon with exceptions on 1) the effect of the collectibility of trade accounts receivable of an overseas subsidiary and a joint venture which are under the judicial process and the follow – up for certification to support the billing for long outstanding work done, 2) unbilled receivables of a Joint Venture, proportionate to the Company which represent the recognized revenues for work done to one local customer (government enterprise) but have not been certified to accept the work beyond the normal period of certification, and 3) the non-assessable effect of a project office that was in the process of revising its budgeted project cost, and with emphases on 1) the notification from The National Assets Examination Committee to investigate the Company and a joint venture involvement in the procurement of a baggage-handling system and the CTX bomb scanners for Suvarnabhumi Airport, 2) the Company's investment in a potash mine project which the concession has been in process from the government that management of the Company believes not to be subject to impairment and 3) the adjustment to write-off the negative goodwill as a result of the change in accounting policy. The consolidated and separate balance sheets as at 31 December 2008, presented for comparative purposes, are an integral part of such audited financial statements. I have not performed any auditing procedures subsequent to such report date.

Somckid Tiatragul

MR. SOMCKID TIATRAGUL

Certified Public Accountant

Registration No. 2785

Bangkok, Thailand

14 August 2009

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT 30 JUNE 2009 AND 31 DECEMBER 2008

(Unit : Thousand Baht)

	Notes	CONSOLIDATED F/S 30 June 2009 (Unaudited but reviewed)	CONSOLIDATED F/S 31 December 2008 (Audited)	SEPARATE F/S 30 June 2009 (Unaudited but reviewed)	SEPARATE F/S 31 December 2008 (Audited)
ASSETS					
CURRENT ASSETS					
Cash and deposits with banks	2	3,804,807	4,047,216	1,658,238	2,624,754
Restricted deposits with banks	3	413,001	507,290	375,029	469,053
Short-term investment		481	479	-	-
Current portion of promissory notes receivable		901,882	300,000	901,882	300,000
Trade accounts receivable - unrelated parties - net	4	8,752,521	8,484,719	3,644,056	3,536,845
Trade accounts receivable - related parties - net	5	1,401,749	1,129,006	1,486,493	1,391,432
Short-term loans and advances to subsidiaries and related parties - net	6	139,730	96,728	1,417,546	1,440,875
Earned revenues not yet billed		9,566,616	10,501,685	4,970,664	5,145,546
Retentions receivable due within one year		1,099,879	1,544,563	923,950	1,105,656
Inventories and work in progress - net		3,546,440	4,254,802	1,171,739	1,508,080
Other current assets					
Income tax withheld at sources		1,358,431	1,242,651	730,651	523,574
Refundable value added tax		366,746	372,564	52,896	45,574
Advances for purchases of machine and materials		911,926	920,695	279,341	257,557
Current portion of receivable from sale of land		178	178	-	-
Others		316,835	195,535	107,779	69,956
Total Current Assets		32,581,222	33,598,111	17,720,264	18,418,902
NON - CURRENT ASSETS					
Promissory notes receivable - net		-	636,590	-	636,590
Retentions receivable due after one year		169,577	80,553	-	-
Advances to subcontractors		152,457	132,140	50,662	54,866
Investments in subsidiaries, associated companies, and joint ventures - net	7.1	314,824	370,599	8,038,510	8,012,644
Other long - term investments - net	7.2	2,130,058	1,576,335	2,119,369	1,563,159
Investment in potash mining project	8	3,236,149	3,236,149	-	-
Long - term loans and advances to subsidiaries and related parties - net	9	460,160	362,384	2,044,536	1,266,234
Loan and advances to unrelated parties - net	10	342,721	342,304	88,610	88,610
Land held for sale and development - net		491,038	558,220	-	-
Property, plant and equipment - net	11	15,435,763	15,513,511	9,386,164	9,971,897
Deferred charges		2,744	7,616	-	-
Goodwill		500,086	500,086	-	-
Other non - current assets		373,669	315,362	79,118	107,623
Total Non - Current Assets		23,609,246	23,631,849	21,806,969	21,701,623
TOTAL ASSETS		56,190,468	57,229,960	39,527,233	40,120,525

The accompanying notes form an integral part of the interim financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT 30 JUNE 2009 AND 31 DECEMBER 2008

(Unit : Thousand Baht)

	Notes	CONSOLIDATED F/S 30 June 2009 (Unaudited but reviewed)	CONSOLIDATED F/S 31 December 2008 (Audited)	SEPARATE F/S 30 June 2009 (Unaudited but reviewed)	SEPARATE F/S 31 December 2008 (Audited)
LIABILITIES AND SHAREHOLDERS' EQUITY					
CURRENT LIABILITIES					
Bank overdrafts and short - term loans from financial institutions	12	7,525,201	7,353,305	2,401,924	3,042,164
Current portion of liabilities under trust receipts		363,520	267,923	148,741	148,210
Trade accounts payable - unrelated parties		7,430,464	7,870,720	4,691,372	4,780,923
Receipts in excess of contracts work in progress		427,492	191,725	427,135	191,725
Trade accounts payable - related parties	13	1,815,586	1,678,456	1,494,392	1,540,355
Short-term loans and advances from related parties	14	93,872	133,630	3,500	2,054
Current portion of advances from customers under construction contracts		3,619,795	4,919,323	1,087,824	1,407,440
Current portion of hire purchases payable		453,350	421,629	253,270	337,195
Current portion of long-term loan with notes payable		901,882	300,000	901,882	300,000
Current portion of long-term loans	15	752,442	2,282,580	460,857	1,546,760
Current portion of debentures	16	706,437	705,837	706,437	705,837
Other current liabilities					
Income tax payable		34,213	122,957	-	-
Value added tax payable		96,962	68,633	93,264	60,208
Accrued expenses		1,152,348	1,107,796	311,988	345,091
Reserve for project expenses		-	4,900	-	4,900
Allowance for contingent liabilities		383,248	612,822	523,608	612,822
Deferred gain on transferring assets to special purpose vehicle		229,574	-	229,574	-
Advance received for land purchase		7,589	12,555	-	-
Accounts payable to related parties - for purchase of investments		62,484	62,484	56,809	56,809
Retentions payable		442,176	502,348	303,999	341,791
Loan from directors	18	154,841	161,743	-	-
Others		1,309,550	1,122,716	170,101	289,466
Total Current Liabilities		27,963,026	29,904,082	14,266,677	15,713,750
NON - CURRENT LIABILITIES					
Liabilities under trust receipts - net		808	2,055	808	2,055
Advances from customers under construction contracts - net		1,114,621	817,440	424,565	205,046
Hire - purchases payable - net		845,908	573,455	124,440	223,843
Long-term loan with notes payable - net		-	636,590	-	636,590
Long-term loans - net	15	2,084,604	4,700,493	1,328,312	3,835,638
Debentures - net	16	6,916,678	1,991,515	6,916,678	1,991,515
Convertible debentures - net	17	3,577,428	4,830,231	3,577,428	4,830,231
Accrued interest on convertible debentures		144,752	102,320	144,752	102,320
Deferred gain on transferring assets to special purpose vehicle - net		-	229,574	-	229,574
Allowance for contingent liabilities - net		-	76,837	-	76,837
Allowance for losses on construction projects		600,621	639,964	583,779	628,176
Other non - current liabilities		18,851	30,718	66,468	78,335
Total Non - Current Liabilities		15,304,271	14,631,192	13,167,230	12,840,160
TOTAL LIABILITIES		43,267,297	44,535,274	27,433,907	28,553,910

The accompanying notes form an integral part of the interim financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT 30 JUNE 2009 AND 31 DECEMBER 2008

(Unit : Thousand Baht)

	Notes	CONSOLIDATED F/S		SEPARATE F/S	
		30 June 2009 (Unaudited but reviewed)	31 December 2008 (Audited)	30 June 2009 (Unaudited but reviewed)	31 December 2008 (Audited)
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)					
SHAREHOLDERS' EQUITY					
Share capital - ordinary share at Baht 1 par value .					
Registered - 4,921,678,180 shares		4,921,678	4,921,678	4,921,678	4,921,678
Issued and fully paid - up - 4,193,678,180 shares		4,193,678	4,193,678	4,193,678	4,193,678
Share premium		5,515,363	5,515,363	5,515,363	5,515,363
Unrealised (Gain) loss on changes in value of investments		(40,226)	(263,782)	85,373	(130,918)
Translation adjustments for foreign currency financial statements		(487,211)	(609,057)	(246,222)	(252,381)
Surplus on dilution of investment in subsidiary company		149,586	149,586	-	-
Retained earnings					
Appropriated - statutory reserve		427,373	427,373	419,368	419,368
Unappropriated		2,470,044	2,413,907	2,125,766	1,821,505
Equity attributable to the Company's shareholders		12,228,607	11,827,068	12,093,326	11,566,615
Minority interests - Equity attributable to minority shareholders of subsidiaries		694,564	867,618	-	-
Total Shareholders' Equity		12,923,171	12,694,686	12,093,326	11,566,615
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		56,190,468	57,229,960	39,527,233	40,120,525

Director

Director

ITALIAN-THAI DEVELOPMENT PUBLIC COMPANY LIMITED

The accompanying notes form an integral part of the interim financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES (Unaudited but reviewed)

STATEMENTS OF INCOME

FOR THE THREE - MONTH PERIODS ENDED 30 JUNE 2009 AND 2008

(Unit : Thousand Baht)

	Notes	CONSOLIDATED F/S 2009	CONSOLIDATED F/S 2008	SEPARATE F/S 2009	SEPARATE F/S 2008
REVENUES	18, 23				
Revenues from construction work		10,083,585	10,146,433	5,546,968	6,012,089
Revenues from sale and services		291,141	343,733	-	-
Total revenues		10,374,726	10,490,166	5,546,968	6,012,089
COSTS	18, 19				
Costs of construction work		9,769,189	9,980,636	5,437,937	5,580,773
Costs of sale and services		290,099	272,147	-	-
Allowance for loss on construction project		5,629	5,308	-	-
Total costs		10,064,917	10,258,091	5,437,937	5,580,773
Gross income		309,809	232,075	109,031	431,316
Dividend and shares of profit from the joint ventures		21,177	25,938	57,273	56,016
Interest income		87,152	35,434	82,133	29,227
Gain on exchange rate		90,377	11,548	22,252	-
Gain on convertible debentures buyback and cancellation		503,383	-	503,383	-
Other income		339,459	157,811	228,968	79,389
Income before expenses		1,351,357	462,806	1,003,040	595,948
Selling expenses	19	(7,164)	(3,150)	-	-
Administrative expenses	19	(661,981)	(494,466)	(232,536)	(268,048)
Executive remunerations	19	(15,170)	-	(15,170)	-
Loss on exchange rate		-	-	-	(733)
Reversal of allowance (allowance) for doubtful accounts		(15,678)	(16,442)	95	(334,791)
Allowance for project loss on related parties		-	-	(231,620)	-
Allowance for impairment and contingent liabilities		(8,594)	(1,410)	(8,594)	(1,410)
Total expenses		(708,587)	(515,468)	(487,825)	(604,982)
Income (loss) from operations		642,770	(52,662)	515,215	(9,034)
Share of loss from investments accounted for by equity method		(38,723)	(3,645)	-	-
Income (loss) before financial expenses and income tax		604,047	(56,307)	515,215	(9,034)
Financial expenses		(514,186)	(375,765)	(305,675)	(259,085)
Income (loss) before income tax		89,861	(432,072)	209,540	(268,119)
Income tax		(45,111)	(37,481)	-	-
NET INCOME (LOSS)		44,750	(469,553)	209,540	(268,119)
Net income (loss) attributable to:					
The Company's shareholders		47,501	(468,268)	209,540	(268,119)
Minority interests in subsidiaries		(2,751)	(1,285)	-	-
		44,750	(469,553)	209,540	(268,119)
BASIC EARNINGS PER SHARE					
Net income (loss) (Baht per share)		0.01	(0.11)	0.05	(0.06)
Weighted average number of ordinary shares					
(Thousand shares)		4,193,678	4,193,678	4,193,678	4,193,678

The accompanying notes form an integral part of the interim financial statements.

STATEMENTS OF INCOME

FOR THE SIX - MONTH PERIODS ENDED 30 JUNE 2009 AND 2008

(Unit : Thousand Baht)

	Notes	CONSOLIDATED F/S		SEPARATE F/S	
		2009	2008	2009	2008
REVENUES	18, 23				
Revenues from construction work		20,544,366	21,126,527	11,283,573	12,447,908
Revenues from sale and services		624,416	788,079	-	-
Total revenues		21,168,782	21,914,606	11,283,573	12,447,908
COSTS	18, 19				
Costs of construction work		19,578,565	20,268,083	10,757,320	11,542,625
Costs of sale and services		601,612	626,416	-	-
Allowance for loss on construction project		5,629	5,308	-	-
Total costs		20,185,806	20,899,807	10,757,320	11,542,625
Gross income		982,976	1,014,799	526,253	905,283
Dividend and shares of profit from the joint ventures		21,177	25,938	88,691	56,016
Interest income		125,889	58,332	119,718	53,583
Gain on exchange rate		142,354	-	62,983	-
Gain on convertible debentures buyback and cancellation		503,383	-	503,383	-
Other income		445,044	257,189	424,690	172,536
Income before expenses		2,220,823	1,356,258	1,725,718	1,187,418
Selling expenses	19	(13,465)	(6,346)	-	-
Administrative expenses	19	(958,342)	(942,642)	(422,698)	(480,806)
Executive remunerations	19	(30,339)	(29,315)	(30,339)	(29,315)
Loss on exchange rate		-	(56,396)	-	(50,278)
Reversal of allowance (allowance) for doubtful accounts		67,769	(6,287)	95,650	(338,656)
Allowance for project loss on related parties		-	-	(406,328)	-
Allowance for impairment and contingent liabilities		(17,094)	(1,410)	(17,094)	(1,410)
Total expenses		(951,471)	(1,042,396)	(780,809)	(900,465)
Income from operations		1,269,352	313,862	944,909	286,953
Share of profit (loss) from investments accounted for by equity method		(71,871)	2,965	-	-
Income before financial expenses and income tax		1,197,481	316,827	944,909	286,953
Financial expenses		(1,035,962)	(696,107)	(640,648)	(482,410)
Income (loss) before income tax		161,519	(379,280)	304,261	(195,457)
Income tax		(114,989)	(60,331)	-	-
NET INCOME (LOSS)		46,530	(439,611)	304,261	(195,457)
Net income (loss) attributable to:					
The Company's shareholders		56,137	(401,460)	304,261	(195,457)
Minority interests in subsidiaries		(9,607)	(38,151)	-	-
		46,530	(439,611)	304,261	(195,457)
BASIC EARNINGS PER SHARE					
Net income (loss) (Baht per share)		0.01	(0.10)	0.07	(0.05)
Weighted average number of ordinary shares					
(Thousand shares)		4,193,678	4,193,678	4,193,678	4,193,678

The accompanying notes form an integral part of the interim financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE SIX - MONTH PERIODS ENDED 30 JUNE 2009 AND 2008

(Unaudited but reviewed)

(Unit: Thousand Baht)

	Equity attributable to the Company's shareholders									
	Issued and paid-up share capital	Share premium	Unrealised gain (loss) on changes in value of investments	Foreign currency financial statements translation adjustment	Surplus on dilution of investment in subsidiary company	Retained earnings: Statutory reserve	Retained earnings: Unappropriated	Equity attributable to the Company's shareholders	Minority interests	Total
CONSOLIDATED										
Balance - as at 1 January 2008	4,193,678	5,515,363	75,363	52,841	149,586	427,373	5,363,026	15,777,230	1,050,141	16,827,371
Unrealised loss on changes in value of investments	-	-	(143,302)	-	-	-	-	(143,302)	-	(143,302)
Translation adjustment for foreign currency financial statements	-	-	-	(436,847)	-	-	-	(436,847)	(90,217)	(527,064)
Expenses recognized in shareholders' equity	-	-	(143,302)	(436,847)	-	-	-	(580,149)	(90,217)	(670,366)
Net loss for the period	-	-	-	-	-	-	(401,460)	(401,460)	-	(401,460)
Total expenses recognized in the period	-	-	(143,302)	(436,847)	-	-	(401,460)	(981,609)	(90,217)	(1,071,826)
Dividend payment	-	-	-	-	-	-	(293,188)	(293,188)	-	(293,188)
Dividend paid from subsidiary	-	-	-	-	-	-	-	-	(17,656)	(17,656)
Minority interests in subsidiaries for the period	-	-	-	-	-	-	-	-	(38,151)	(38,151)
Balance - as at 30 June 2008	4,193,678	5,515,363	(67,939)	(384,006)	149,586	427,373	4,668,378	14,502,433	904,117	15,406,550
Balance - as at 1 January 2009	4,193,678	5,515,363	(263,782)	(609,057)	149,586	427,373	2,413,907	11,827,068	867,618	12,694,686
Unrealised gain on changes in value of investments	-	-	223,556	-	-	-	-	223,556	-	223,556
Translation adjustment for foreign currency financial statements	-	-	-	121,846	-	-	-	121,846	(156,252)	(34,406)
Income (expenses) recognized in shareholders' equity	-	-	223,556	121,846	-	-	-	345,402	(156,252)	189,150
Net income for the period	-	-	-	-	-	-	56,137	56,137	-	56,137
Total income (expenses) recognized in shareholders' equity	-	-	223,556	121,846	-	-	56,137	401,539	(156,252)	245,287
Dividend paid from subsidiary	-	-	-	-	-	-	-	-	(7,195)	(7,195)
Minority interests in subsidiaries for the period	-	-	-	-	-	-	-	-	(9,607)	(9,607)
Balance - as at 30 June 2009	4,193,678	5,515,363	(40,226)	(487,211)	149,586	427,373	2,470,044	12,228,607	694,564	12,923,171

The accompanying notes form an integral part of the interim financial statements.

ITALIAN - THAI DEVELOPMENT PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONTINUED)

FOR THE SIX - MONTH PERIODS ENDED 30 JUNE 2009 AND 2008

(Unaudited but reviewed)

(Unit: Thousand Baht)

	Issued and paid-up share capital	Share premium	Unrealised gain (loss) on changes in value of investments	Foreign currency financial statements translation adjustment	Retained earnings		Total
					Statutory reserve	Unappropriated	
SEPARATE F/S							
Balance - as at 1 January 2008	4,193,678	5,515,363	224,077	32,657	419,368	4,564,748	14,949,891
Unrealised loss on changes in value of investments	-	-	(162,533)	-	-	-	(162,533)
Translation adjustment for branches' foreign currency financial statements	-	-	-	(178,405)	-	-	(178,405)
Expenses recognized in shareholders' equity	-	-	(162,533)	(178,405)	-	-	(340,938)
Net loss for the period	-	-	-	-	-	(195,457)	(195,457)
Dividend payment	-	-	-	-	-	(293,188)	(293,188)
Balance - as at 30 June 2008	4,193,678	5,515,363	61,544	(145,748)	419,368	4,076,103	14,120,308
Balance - as at 1 January 2009	4,193,678	5,515,363	(130,918)	(252,381)	419,368	1,821,505	11,566,615
Unrealised gain on changes in value of investments	-	-	216,291	-	-	-	216,291
Translation adjustment for branches' foreign currency financial statements	-	-	-	6,159	-	-	6,159
Income recognized in shareholders' equity	-	-	216,291	6,159	-	-	222,450
Net income for the period	-	-	-	-	-	304,261	304,261
Balance - as at 30 June 2009	4,193,678	5,515,363	85,373	(246,222)	419,368	2,125,766	12,093,326

The accompanying notes form an integral part of the interim financial statements.

STATEMENTS OF CASH FLOWS

FOR THE SIX - MONTH PERIODS ENDED 30 JUNE 2009 AND 2008

(Unit : Thousand Baht)

	CONSOLIDATED F/S		SEPARATE F/S	
	2009	2008	2009	2008
Cash flows from operating activities				
Income (loss) before taxation	161,519	(379,280)	304,261	(195,457)
Adjustments:-				
Unrealised loss (gain) on exchange rate	(102,497)	82,210	(76,512)	66,989
Gain on convertible debentures repurchasing and cancellation	(503,383)	-	(503,383)	-
Dividend and shares of profit from the joint ventures	(21,177)	(25,938)	(88,691)	(56,016)
Allowance (reversal of allowance) for doubtful accounts	(29,286)	6,287	(95,650)	338,656
Share of profit (loss) from investments accounted for by equity method	71,871	(2,965)	-	-
Depreciation and amortisation	1,233,620	1,036,465	708,814	647,979
Financial expenses	1,035,962	696,107	640,648	482,410
Allowance for loss on construction project	5,629	5,308	-	-
Allowance for project loss on related parties	-	-	406,328	-
Allowance for impairment and contingent liabilities	17,094	-	17,094	-
Net income from operating activities before changes in operating assets and liabilities	1,869,352	1,418,194	1,312,909	1,284,561
Decrease (increase) in operating assets:-				
Trade accounts receivable - unrelated parties	(303,428)	(504,430)	(75,078)	(447,951)
Trade accounts receivable - related parties	(176,249)	(480,146)	(262,459)	(627,919)
Short-term loans and advances to subsidiaries and related parties	(144,152)	(121,915)	(761,810)	(316,397)
Earned revenues not yet billed	890,097	(41,223)	130,485	165,182
Retentions receivable	354,957	(141,791)	181,400	(59,747)
Inventories and work in progress	775,544	(840,463)	336,341	(305,925)
Refundable value added tax	5,818	(56,236)	(7,322)	(4,582)
Advances for purchases of machine, materials and land awaiting development	8,769	(347,749)	(21,784)	(43,030)
Receivables from sale of land	-	6,044	-	-
Advances to subcontractors	(20,317)	59,944	4,204	14,390
Deferred charges	(2,904)	4,409	-	-
Other current assets	(150,867)	120,774	(67,390)	50,703
Increase (decrease) in operating liabilities:				
Trade accounts payable - unrelated parties	(413,866)	895,423	(89,551)	722,177
Receipts in excess of contract work in progress	235,767	(676,619)	235,410	(676,619)
Trade accounts payable - related parties	137,130	(147,796)	(45,963)	(57,921)
Advances from customers under construction contracts	(1,002,347)	(903,436)	(100,097)	(951,008)
Value added tax payable	28,329	-	33,056	-
Accrued expenses	44,552	(412,758)	(33,103)	19,762
Reserve for project expenses	(4,900)	(15,461)	(4,900)	(15,461)
Allowance for contingent liabilities	(323,505)	(366,451)	(323,505)	(366,451)
Advance received for land purchase	(4,966)	8,323	-	-
Retentions payable	(60,172)	6,881	(37,792)	(8,973)
Other current liabilities	138,923	5,634	(108,614)	(77,676)
Other liabilities	(11,867)	12,639	(11,867)	(72,411)
Cash received (paid) from operations	1,869,698	(2,518,209)	282,570	(1,775,296)
Income tax refund	15,696	447,288	-	432,593
Income tax payment	(335,578)	(403,112)	(207,077)	(207,094)
Net cash provided from (used in) operating activities	1,549,816	(2,474,033)	75,493	(1,549,797)

The accompanying notes form an integral part of the interim financial statements.

STATEMENTS OF CASH FLOWS (Continued)

FOR THE SIX - MONTH PERIODS ENDED 30 JUNE 2009 AND 2008

(Unit : Thousand Baht)

	CONSOLIDATED F/S		SEPARATE F/S	
	2009	2008	2009	2008
Cash flows from investing activities				
Decrease in restricted deposits with banks	96,277	444,826	97,116	62,382
Cash paid for temporary investment	-	(1,597,974)	-	(1,597,971)
Decrease (increase) in loans and advances to unrealted parites	(417)	(193,541)	-	33,552
Decrease in land held for sale and delopment	-	4,364	-	-
Proceed from disposal of fixed assets	145,042	-	59,277	-
Purchase of fixed assets	(300,710)	(691,980)	(142,090)	(474,391)
Increase in investments in subsidiaries, associated companies and joint ventures	(18,750)	-	(25,866)	(55,400)
Cash received from dividend and shares of profit from the joint ventures	21,177	30,941	88,691	56,016
Increase in other long-term investments	(339,919)	(191,932)	(339,919)	(214,193)
Decrease (increase) in other assets	(69,008)	(140,743)	17,804	(75,723)
Net cash used in investing activities	(466,308)	(2,336,039)	(244,987)	(2,265,728)
Cash flows from financing activities				
Interest payment	(907,056)	(712,597)	(570,404)	(469,686)
Increase (decrease) in bank overdrafts and short-term loans from financial institutions	171,896	1,115,593	(640,240)	(5,497)
Increase (decrease) in loans and advances from related parties	(39,758)	(64,264)	1,446	1,229
Increase (decrease) in long-term loans	(4,167,169)	462,194	(3,614,371)	279,139
Decrease in hire - purchases payable	(635,748)	(314,604)	(171,459)	(164,389)
Increase (decrease) in liabilities under trust receipts	94,350	125,065	(716)	59,329
Decrease in loans from directors	(6,902)	(13,438)	-	-
Proceed from issuance of debentures	4,922,517	-	4,922,517	-
Proceed from issuance convertible debentures	-	4,798,756	-	4,798,756
Payment for convertible debentures repurchasing and cancellation	(726,862)	-	(726,862)	-
Dividend payment	-	(293,188)	-	(293,188)
Dividend of subsidiary company	(7,195)	(17,656)	-	-
Net cash provided from (used in) financing activities	(1,301,927)	5,085,861	(800,089)	4,205,693
Translation adjustment on foreign currency financial statements	(22,002)	(532,165)	6,159	(178,405)
Net increase (decrease) in cash and cash equivalents	(240,421)	(256,376)	(963,424)	211,763
Cash and cash equivalents at beginning of period	4,007,509	2,564,162	2,585,064	1,104,360
Cash and cash equivalents at end of period (Note 2)	3,767,088	2,307,786	1,621,640	1,316,123
Supplemental cash flows information				
Non cash transactions:-				
Unrealised gain on changes in value of investments	223,556	(143,302)	216,291	(162,533)
Transferred land held for sale and development to inventories	(67,182)	(272,686)	-	-
Transferred loan to related parties to investments in subsidiaries companies	-	-	-	(44,000)
Purchases of fixed assets under hire - purchase agreements	951,791	249,040	-	-

The accompanying notes form an integral part of the interim financial statements.

1. GENERAL INFORMATION

1.1 Corporate information

Italian - Thai Development Public Company Limited ("the Company") is incorporated and domiciled in Thailand. The Company is principally engaged in the construction business. The Company has 3 overseas branches and 2 project offices. Its registered office address is 2034/132-161, New Petchburi Road, Kwaeng Bangkapi, Khet Huaykwang, Bangkok.

1.2 Effects from the Economic Crisis

The world economic downturn since the latest of financial reporting has affected all business enterprises and the Company. The Company currently prepares these financial statements on the information currently known, and the estimates and assumptions currently considered appropriate by management. These financial statements therefore, could be adversely affected by uncertainties of future events.

The Company's objective and policies for managing capital, credit risk and liquidity risk is disclosed in its financial statement for the year ended 31 December 2008. As at 30 June 2009, the Company has sufficient capital and liquidity to run its operations.

1.3 Basis for the preparation of interim financial statements

These interim financial statements are prepared in accordance with Accounting Standards Pronouncement No. 34 (amended 2007) "Interim financial reporting" whereby the Company chooses to present its interim financial statements in the condensed form. However, additional line items are presented in the balance sheets and the statements of income, changes in shareholders' equity, and cash flows in the same manner as the annual financial statements.

The interim financial statements are intended to provide information in addition to those included in the latest annual financial statements. Accordingly, they focus on new activities, events and circumstances to avoid repetition of information previously reported. These interim financial statements should therefore be read in conjunction with the latest annual financial statements for the year ended 31 December 2008.

The interim financial statements are officially prepared in Thai language. The translation of the interim financial statements to other language must be in compliance with the official financial report in Thai.

1.4 Basis of consolidation

The Federation of Accounting Professions has issued Notification No. 12/2552, regarding the renumbering of Thai Accounting Standards to match the corresponding International Accounting Standards. Therefore, the number of Thai Accounting Standards as used in these financial statements are corresponding to those per such notification.

The interim consolidated financial statements are prepared with the same basis as that applied for the consolidated financial statements for the year ended 31 December 2008, with no changes in the shareholding structure of the subsidiaries and joint ventures during the current period, except for the following matter:

- On 1 March 2009, the Company, Nawarat Patanakarn Plc., Aheadall Co., Ltd. and Quest Energy L.L.C. entered into Joint Venture agreement on behalf of "QINA Contracting (L.L.C.)" to be engaged in the construction business in UAE. The Company's portion in the Joint Venture is 24%.

The consolidated financial statements for the six-month period ended 30 June 2009 include the financial statements of associated companies for which investments are accounted for by the Company by the equity method with assets comprising 0.52% of consolidated assets and the share of loss from investments accounted for by equity method companies represent Baht 38.72 million and Baht 71.87 million that decreased consolidated net income from Baht 83.47 million to Baht 44.75 million and from Baht 118.40 million to Baht 46.53 million of net consolidated income for the three-month and six-month periods ended 30 June 2009, respectively. Those financial statements are based on financial information complied by the management of such associated companies which have not been reviewed by auditors because the associated companies are not under the control of the Company's management. However, the investments in such companies are not significant to the consolidated financial statements. Nevertheless, the financial statements of those associated companies as at 31 December 2008 have already been audited by auditors without significant adjustments.

The consolidated financial statements as at 30 June 2009 and 31 December 2008 and for the six-month periods ended 30 June 2009 included the proportion of the assets, liabilities, revenues and expenses of the Joint Ventures are as follows : -

(Unit : Thousand Baht)

	CONSOLIDATED F/S	
	30 June 2009	31 December 2008
Current assets	7,362,291	7,792,376
Non-current assets	840,452	971,926
Current liabilities	6,753,388	7,150,474
Non-current liabilities	284,969	40,731

	(Unit : Thousand Baht)	
	For the six-month periods ended 30 June	
	2009	2008
Revenues	5,300,896	4,344,770
Expenses	5,449,435	4,668,861

1.5 Summary of significant accounting policies

The interim financial statements are prepared with the same accounting policies and methods of computation as were used for the financial statements for the year ended 31 December 2008. During the year 2008 and 2009, the Federation of Accounting Professions has announced the new and amendments to few accounting standards and accounting treatment guideline, which are effective for the accounting periods beginning on or after 1 January 2009, 1 January 2011 and 1 January 2012. The management has assessed the effects of those amended accounting standards and believes that they do not have any significant impact on the financial statements for the period in which they are initially applied.

2. CASH AND CASH EQUIVALENTS

(Unit : Thousand Baht)

	CONSOLIDATED F/S		SEPARATE F/S	
	30 June 2009	31 December 2008	30 June 2009	31 December 2008
Cash and deposits with banks	3,129,340	2,397,482	982,771	975,020
Government bonds and bills of exchange	675,467	1,649,734	675,467	1,649,734
Total	3,804,807	4,047,216	1,658,238	2,624,754
Less : Deposits with maturity of				
More than 3 months	(37,719)	(39,707)	(36,598)	(39,690)
Cash and cash equivalents - net	3,767,088	4,007,509	1,621,640	2,585,064

As at 30 June 2009 and as at 31 December 2008, the Company has temporary investments in government bonds and bills of exchange of approximately Baht 675.47 million and 1,649.73 million for periods of 7 - 54 days and 15 days, respectively. These bear interest at the rates of 1.00 – 1.03 percent per annum and 2.10 - 2.18 percent per annum, respectively.

3. RESTRICTED DEPOSITS WITH BANKS

As at 30 June 2009, saving and fixed deposits of the Company and its subsidiaries totaling approximately Baht 40.93 million (31 December 2008 : Baht 43.67 million) have been pledged with banks as collaterals for loans obtained by the Company to finance specific projects, and saving deposits of approximately Baht 277.77 million (31 December 2008 : Baht 365.92 million) have been pledged with the bank as collaterals for standby letters of credit. Fixed deposits amounting to Baht 94.30 million (31 December 2008 : Baht 97.70 million) have been pledged as required in the normal course of business of Company, subsidiaries, joint ventures and the overseas branches. These restricted deposits with banks are mostly turned over within one year.

4. TRADE ACCOUNTS RECEIVABLE – UNRELATED PARTIES

The aging of outstanding trade accounts receivable balances as at 30 June 2009 and 31 December 2008 are as follows :-

(Unit : Thousand Baht)

	CONSOLIDATED F/S		SEPARATE F/S	
Outstanding Ages	30 June 2009	31 December 2008	30 June 2009	31 December 2008
Less than 3 months	6,063,283	6,011,096	3,316,442	3,168,890
3 – 6 months	642,192	952,273	105,745	201,971
6 – 12 months	916,807	357,759	115,109	10,966
More than 12 months	1,681,065	1,706,492	593,576	641,964
Total	9,303,347	9,027,620	4,130,872	4,023,791
Less : Allowance for doubtful accounts	(550,826)	(542,901)	(486,816)	(486,946)
Net	8,752,521	8,484,719	3,644,056	3,536,845

The Company has set up a full allowance for doubtful accounts for the major private accounts receivable that have been overdued for more than 12 months and at 50 percent for those accounts overdued for more than 6 months. Trade accounts receivable as at 30 June 2009 and 31 December 2008 include variation claims of Baht 356.82 million and Baht 302.61 million, respectively, recognized in the earlier years, which has been disputed by the customer. Of these claims, the arbitrator had issued a verdict in favour of the subsidiary company of Baht 165.74 million and Baht 117.22 million, respectively. However, the total amount has still been disputed by the customer. Trade accounts receivable of such subsidiary company and joint venture as at 30 June 2009 and 31 December 2008 also include Baht 291.22 million and Baht 244.87 million, respectively, billed for interim work done which have not been certified by customers beyond normal periods of certification. Considering the nature of the subsidiary company and joint venture's businesses, the management is unable to determine the age of such bills. Management however, believe that such receivable can be collected in full and therefore, has not set up any allowance for doubtful accounts.

5. TRADE ACCOUNTS RECEIVABLE – RELATED PARTIES

The outstanding balances as at 30 June 2009 and 31 December 2008 are as follows :-

(Unit : Thousand Baht)

	CONSOLIDATED F/S		SEPARATE F/S	
	30 June 2009	31 December 2008	30 June 2009	31 December 2008
Subsidiaries and Joint Ventures				
(eliminated from consolidated financial statements)				
ITO Joint Venture	-	-	219,808	219,808
IOT Joint Venture	-	-	69,456	67,892
Asian Steel Products Co., Ltd	-	-	794	559
Thai Pride Cement Co., Ltd.	-	-	28,470	6,799
ITD – NCC Joint Venture (NT-2)	-	-	1,191,411	1,084,489
ITD – VIS Joint Venture	-	-	139	4,972
ITD – NCC Joint Venture	-	-	36	36
PT. Thailindo Bara Pratama	-	-	396,165	368,407
Italian – Thai International Co., Ltd.	-	-	31,534	31,534
IN Joint Venture	-	-	8,953	28,713
Italthai Marine Co., Ltd.	-	-	2,411	7,507
Bhaka Bhumi Development Co., Ltd.	-	-	57,831	45,435
IDS Joint Venture	-	-	3,107	3,039
Siam Concrete and Brick Products Co., Ltd.	-	-	8,178	7,105
ITD-Nawarat (L.L.C)	-	-	51,372	44,026
Aquathai Co., Ltd.	-	-	617	2,141
Nha Pralan Crushing Plant Co., Ltd.	-	-	17,579	14,877
Italthai Trevi Co., Ltd.	-	-	7,810	12,616
Italian-Thai Land Co., Ltd.	-	-	8,205	8,205
Italian-Thai Power Co., Ltd.	-	-	31,655	24,809
Saraburi Construction Technology Co., Ltd.	-	-	1,654	2,853
ITD-ITDCEM JV	-	-	44,095	37,085
ITD-SQ Joint Venture	-	-	5,329	6,008
Sarithorn Co., Ltd	-	-	27,039	15,065
ITD Cementation India Limited	-	-	18,159	-
Total	-	-	2,231,807	2,043,980
Less : Allowance for doubtful accounts	-	-	(1,285,561)	(1,023,056)
Net	-	-	946,246	1,020,924

(Unit : Thousand Baht)

	CONSOLIDATED F/S		SEPARATE F/S	
	30 June 2009	31 December 2008	30 June 2009	31 December 2008
Associated companies				
MCRP Construction Corporation, Philippines	687,707	687,707	635,836	635,836
Sino Lao Aluminum Corporation Limited	39,049	16,839	39,049	16,839
Bangkok Steel Wire Co., Ltd.	679	395	679	395
Thai Contractors Assets Co., Ltd.	34,941	2,232	2	1,595
ATO-Asia Turnouts Co., Ltd.	15,240	16,522	15,240	15,561
Others	3,567	-	-	-
Total	781,183	723,695	690,806	670,226
Less : Allowance for doubtful accounts	(687,707)	(687,707)	(635,836)	(635,836)
Net	93,476	35,988	54,970	34,390
Related parties				
Nam Thuen 2 Power Co., Ltd.	104,274	167,962	-	-
Italthai Engineering Co., Ltd.	53,261	78,375	52,139	78,340
Siam Steel Syndicate Plc.	7,562	2,207	5,883	2,166
Italthai Industrial Co., Ltd.	41	15,117	41	13,829
Ao Siam Marine Co., Ltd.	129,066	125,681	129,066	125,681
Amari Co., Ltd.	370	370	370	370
Nawarat Patanakarn Plc.	5,029	806	4,887	806
Nishimatsu Construction Co., Ltd.	894	131	-	-
Ao Po Grand Marina Co., Ltd.	49,446	31,732	49,446	31,732
Baan Rimnam Chaopraya Co., Ltd.	1,252	460	1,252	460
Asia Pacific Potash Corporation Limited	22,786	22,487	22,786	22,487
Toyo-Thai Corporation Ltd.	151,785	87,609	151,785	87,609
Thai Rent All Co., Ltd.	367	736	-	336
Suvarnnabhumi Entertainment Co., Ltd.	57,802	57,802	57,802	57,802
Saraburi Coal Co., Ltd.	32,233	123	133	123
Amari Estate Co., Ltd.	5,062	9,369	4,559	5,895
NWR – SBCC Joint Venture	5,038	-	5,038	-
Others	5,095	10,138	4,835	10,132
Total	631,363	611,105	490,022	437,768
Less : Allowance for doubtful accounts	(4,745)	(101,650)	(4,745)	(101,650)
Net	626,618	509,455	485,277	336,118

(Unit : Thousand Baht)

	CONSOLIDATED F/S		SEPARATE F/S	
	30 June 2009	31 December 2008	30 June 2009	31 December 2008
Outstanding balances and portion of other participants of joint ventures				
ITO Joint Venture	131,885	131,885	-	-
IOT Joint Venture	41,674	40,735	-	-
ITD – NCC Joint Venture	18	18	-	-
ITD – NCC Joint Venture (NT-2)	476,564	374,501	-	-
IN Joint Venture	4,387	14,069	-	-
ITD – VIS Joint Venture	49	1,740	-	-
ITD-Nawarat (L.L.C)	20,549	17,611	-	-
Others	6,529	3,004	-	-
Total	681,655	583,563	-	-
Trade accounts receivable - related parties - Net	1,401,749	1,129,006	1,486,493	1,391,432

The aging of outstanding balances of trade accounts receivable - related parties as at 30 June 2009 and 31 December 2008 are as follows :

(Unit : Thousand Baht)

	CONSOLIDATED F/S		SEPARATE F/S	
Outstanding Ages	30 June 2009	31 December 2008	30 June 2009	31 December 2008
Less than 3 months	493,362	522,951	506,080	607,427
3 – 6 months	99,863	132,654	76,300	134,134
6 – 12 months	190,233	236,889	189,529	322,255
More than 12 months	1,310,743	1,025,869	2,640,726	2,088,158
Total	2,094,201	1,918,363	3,412,635	3,151,974
Less : Allowance for doubtful accounts	(692,452)	(789,357)	(1,926,142)	(1,760,542)
Net	1,401,749	1,129,006	1,486,493	1,391,432

The Company has set up allowances for doubtful accounts at the full amount of the major accounts receivable that have been overdued for more than 12 months by evaluating risk factor for each receivable.

During the period, the Company has made a provision for loss on non collection of trade receivable from related parties in the separate financial statements totaling Baht 262.51 million, since those related parties have significant loss from their operations and may not be able to repay their debts.

During the period, the Company obtained a confirmation from a related company to settle its debt to the Company immediately when it can sell its asset. The Company has re-assessed that company and noted that it has enough assets to pay for its debts and does not have significant obligation with other creditors. The Company, therefore, reversed allowance for doubtful accounts of Baht 96.91 million in the statement of income since the quarter ended 31 March 2009.

6. SHORT - TERM LOANS AND ADVANCES TO SUBSIDIARIES AND RELATED PARTIES

(Unit : Thousand Baht)

	CONSOLIDATED F/S		SEPARATE F/S	
	30 June 2009	31 December 2008	30 June 2009	31 December 2008
Subsidiaries and Joint Ventures				
(eliminated from consolidated financial statements)				
ITD - EGC Joint Venture	-	-	1,026,659	1,070,494
Bhaka Bhumi Development Co., Ltd.	-	-	373,138	368,330
Siam Concrete and Brick Products Co., Ltd.	-	-	34,569	34,569
Italthai Trevi Co., Ltd.	-	-	3,000	-
PT. Thailindo Bara Pratama	-	-	239,019	97,406
ITD Cementation India Limited	-	-	16,988	17,342
ITD Cemindia Joint Venture	-	-	-	126,377
ITD-Nawarat (L.L.C)	-	-	237,898	234,435
ITD – ITDCEM JV	-	-	5,215	5,267
Others	-	-	-	884
Total	-	-	1,936,486	1,955,104
Less : Allowance for doubtful accounts	-	-	(518,940)	(515,477)
Net	-	-	1,417,546	1,439,627
Associated companies				
Italian-Thai Gypsum Co., Ltd.	4,600	4,600	4,600	4,600
Sino Lao Aluminum Corporation Limited	-	1,248	-	1,248
Total	4,600	5,848	4,600	5,848
Less : Allowance for doubtful accounts	(4,600)	(4,600)	(4,600)	(4,600)
Net	-	1,248	-	1,248
Related companies				
Obayashi Corporation	1,308	1,308	-	-
Sahakol Equipment Co., Ltd.	43,220	-	-	-
Italthai Industrial Co., Ltd.	43	-	-	
Total	44,571	1,308	-	-

(Unit : Thousand Baht)

	CONSOLIDATED F/S		SEPARATE F/S	
	30 June 2009	31 December 2008	30 June 2009	31 December 2008
Outstanding balances and portion of other participants of joint ventures				
ITD – Nawarat (L.L.C)	95,159	93,774	-	-
ITD – NCC Joint Venture	-	398	-	-
Total	95,159	94,172	-	-
Short - term loans and advances to Related parties – net	139,730	96,728	1,417,546	1,440,875

Significant movements in the short-term loans and advances to subsidiaries and related parties for the six-month period ended 30 June 2009 are as follows :

(Unit : Thousand Baht)

	1 January 2009	During the period Increase	During the period Decrease	30 June 2009
Subsidiaries and Joint Ventures				
ITD - EGC Joint Venture	1,070,494	-	43,835	1,026,659
Bhaka Bhumi Development Co., Ltd.	368,330	34,867	30,059	373,138
Siam Concrete and Brick Products Co., Ltd.	34,569	-	-	34,569
Italthai Trevi Co., Ltd.	-	3,000	-	3,000
PT. Thailindo Bara Pratama	97,406	141,613	-	239,019
ITD Cementation India Limited	17,342	-	354	16,988
ITD Cemindia Joint Venture	126,377	-	126,377	-
ITD-NAWARAT (L.L.C)	234,435	3,463	-	237,898
ITD – ITDCEM JV	5,267	-	52	5,215
Other	884	-	884	-
Total	1,955,104	182,943	201,561	1,936,486
Associated companies				
Italian-Thai Gypsum Co., Ltd.	4,600	-	-	4,600
Sino Lao Aluminum Corporation Limited.	1,248	-	1,248	-
Total	5,848	-	1,248	4,600
Total	1,960,952	182,943	202,809	1,941,086

7. INVESTMENTS IN RELATED PARTIES

7.1 Investments in subsidiaries, associated companies, and joint ventures

Investments in subsidiaries and joint ventures

The movement in investments in subsidiaries and joint ventures for the six-month period ended 30 June 2009 as follows :-

	(Unit : Thousand Baht) SEPARATE F/S
Balance as at 1 January 2009	7,680,506
Add : Additional investments	7,116
Balance as at 30 June 2009	7,687,622

Investments in subsidiaries and joint ventures as at 30 June 2009 and 31 December 2008 comprise investments in the following:-

(Unit: Thousand Baht)

	Nature of business	Paid-up Capital	Percentage of shareholding 30 Jun 2009 Percent	Percentage of shareholding 31 Dec 2008 Percent	SEPARATE F/S Cost 30 Jun 2009	SEPARATE F/S Cost 31 Dec 2008
Investments in subsidiaries						
Italian-Thai International Co., Ltd.	Holding company	400,000	99.99	99.99	400,000	400,000
Less : Allowance for impairment					(400,000)	(400,000)
Net					-	-
Bhaka Bhumi Development Co., Ltd.	Construction and real estate	5,075	99.99	99.99	5,075	5,075
Thai Pride Cement Co., Ltd.	Manufacture and distribution of cement	1,300,000	99.99	99.99	1,585,000	1,585,000
Sin Rae Muang Thai Co., Ltd.	Mining business	3,500,000	99.99	99.99	3,499,999	3,499,999
Nha Pralan Crushing Plant Co., Ltd.	Rock quarrying, processing and distribution	1,000	99.91	99.91	999	999
Less : Allowance for impairment					(999)	(999)
Net					-	-
Siam Concrete and Brick Products Co., Ltd.	Manufacture and distribution of concrete products and real estate	84,000	99.70	99.70	82,296	82,296
Italthai Marine Ltd.	Production and sale of vessels and equipment	460,000	86.96	86.96	80,000	80,000
Italthai Trevi Co., Ltd.	Foundation and piling work services	55,000	80.45	80.45	55,689	55,689
Asian Steel Product Co., Ltd.	Manufacture and distribution of steel pipes for civil construction	20,000	69.90	69.90	7,004	7,004
Thai Maruken Co., Ltd.	Lease and sale of sheet piles and beams	20,000	50.96	50.96	10,196	10,196
Italian-Thai Land Co., Ltd.	Not yet operational	10,000	99.99	99.99	50	50
Less : Allowance for impairment					(50)	(50)
Net					-	-
Palang Thai Kaowna Co., Ltd.	Not yet operational	1,000	99.94	99.94	650	650
Less : Allowance for impairment					(650)	(650)
Net					-	-

(Unit : Thousand Baht)

	Nature of business	Paid-up Capital	Percentage of shareholding 30 Jun 2009	31 Dec 2008	SEPARATE F/S Cost 30 Jun 2009	31 Dec 2008
			Percent	Percent		
Khunka Palang Thai Co., Ltd.	Not yet operational	1,000	61.48	61.48	265	265
Less : Allowance for impairment					(265)	(265)
Net					-	-
Palit Palang Ngan Co., Ltd.	Not yet operational	1,000	74.93	74.93	50	50
Less : Allowance for impairment					(50)	(50)
Net					-	-
Italian Thai Power Co., Ltd.	Production and distribution of electricity	100,000	99.99	99.99	100,000	100,000
Saraburi Construction Technology Co., Ltd.	Manufacture, distribution and installation of concrete sheet	250	99.93	99.93	250	250
Asia Logistics Development Co., Ltd.	Not yet operational	1,000	99.93	99.93	999	999
Asia Industrial and Port Corporation Co., Ltd.	Not yet operational	1,000	99.93	99.93	999	999
Overseas companies						
Myanmar ITD Co., Ltd.	Service agent for Myanmar companies	1,483 Thousand Baht	99.99	99.99	1,483	1,483
Less : Allowance for impairment					(1,483)	(1,483)
Net					-	-
PT. Thailindo Bara Pratama	Coal digestion services	25,250 Million IDR	99.99	99.99	108,071	108,071
ITD Cementation India Ltd.	Construction services in India	115 Million INR	69.57	69.57	2,143,951	2,143,951
Total Investments in subsidiaries - net					7,679,529	7,679,529
Investment in joint ventures						
ITD-Nawarat (L.L.C)	Construction services in United Arab Emirates	300,000 UAE	60.00	60.00	977	977
QINA Contracting (L.L.C)	Construction services in United Arab Emirates	3 Million UAE	24.00	-	7,116	-
Total Investments in joint ventures					8,093	977
Total Investments in subsidiaries and joint ventures					7,687,622	7,680,506

Investments in associated companies

The movements in investments in associated companies for the six-month period ended 30 June 2009 as follows:-

(Unit : Thousand Baht)

	CONSOLIDATED F/S	SEPARATE F/S
Balance as at 1 January 2009	370,599	332,138
Add : Additional investments	18,750	18,750
Less : Share of loss from associated companies	(71,871)	-
Less : Translation adjustment	(2,654)	-
Balance as at 30 June 2009	314,824	350,888

Investments in associated companies as at 30 June 2009 and 31 December 2008 comprise investments in the following :-

(Unit : Thousand Baht)

	Nature of business	Paid-up Capital	Percentage of shareholding 30 Jun 2009	Percentage of shareholding 31 Dec 2008	CONSOLIDATED F/S Equity 30 Jun 2009	CONSOLIDATED F/S Equity 31 Dec 2008	SEPARATE F/S Cost 30 Jun 2009	SEPARATE F/S Cost 31 Dec 2008
			Percent	Percent				
Investments in associated companies								
Italian-Thai Gypsum Co., Ltd.	Construction in Saudi Arabia	10,500	50.00	50.00	5,250	5,250	5,250	5,250
Less : Allowance for impairment					(5,250)	(5,250)	(5,250)	(5,250)
Net					-	-	-	-
ATO-Asia Turnouts Co., Ltd.	Production and distribution of turnouts for railway projects	5,000	49.00	49.00	22,342	16,955	2,450	2,450
Siam Pacific Holding Co., Ltd.	Holding company	58,625	46.69	46.69	27,453	27,453	27,373	27,373
Asia Steel Corporation	Manufacture, import and export of steel in Philippines	20,000	30.00	30.00	7,800	7,800	7,800	7,800
Less: Allowance for impairment					(7,800)	(7,800)	(7,800)	(7,800)
Net					-	-	-	-
Bangkok Steel Wire Co., Ltd.	Production and distribution of P.C. wire	313,000	19.98	19.98	29,770	97,847	71,603	71,603
Praram 9 Square Co., Ltd.	Shopping center development	750,000	20.00	20.00	200,000	200,000	200,000	200,000
Less : Allowance for impairment					(200,000)	(200,000)	(200,000)	(200,000)
Net					-	-	-	-
Thai Contractors Assets Co., Ltd	Real estate development	500,000	15.00	15.00	70,466	53,896	75,000	56,250
Overseas companies								
Anamarine Construction SND. BHD.	Construction contractor in Malaysia	65,000 RM	25.00	25.00	198	198	198	198
Less : Allowance for impairment					(198)	(198)	(198)	(198)
Net					-	-	-	-

(Unit : Thousand Baht)

	Nature of business	Paid-up Capital	Percentage of shareholding 30 Jun 2009	Percentage of shareholding 31 Dec 2008	CONSOLIDATED F/S Equity 30 Jun 2009	CONSOLIDATED F/S Equity 31 Dec 2008	SEPARATE F/S Cost 30 Jun 2009	SEPARATE F/S Cost 31 Dec 2008
			Percent	Percent				
MCRP Construction Corporation, Philippines	Construction contractor in Philippines	25 Million Peso	24.00	24.00	12,000	12,000	12,000	12,000
Less : Allowance for impairment					(12,000)	(12,000)	(12,000)	(12,000)
Net					-	-	-	-
MCRP Holding Corporation, Philippines	Holding company in Philippines	5 Million Peso	24.00	24.00	3,000	3,000	3,000	3,000
Less : Allowance for impairment					(3,000)	(3,000)	(3,000)	(3,000)
Net					-	-	-	-
Sino Lao Aluminum Corporation Limited	Bauxite mine business	4 Million USD	34.00	33.00	161,968	171,623	174,462	174,462
Total Investments in associated companies – net					311,999	367,774	350,888	332,138
Total Investments in subsidiary, associated companies, and joint ventures – net					311,999	367,774	8,038,510	8,012,644
Investments in associated companies, held by Subsidiaries								
Natureway Resources Co., Ltd.	Holding company	40 Million USD	30.00	30.00	296,700	296,700		
Less : Allowance for impairment					(296,700)	(296,700)		
Net					-	-		
Siam Pacific Holding Co., Ltd.	Holding company	58,625	4.30	4.30	2,525	2,525		
Allied Enterprise Co., Ltd.	Holding company	1,000	30.00	30.00	300	300		
Total					2,825	2,825		
Total Investments – net					314,824	370,599		

The Company and its subsidiaries' equity interest in the above associated companies are generally determined based on the financial statements compiled by the management of those companies and not yet reviewed by those companies' auditors. However, the Company's management believes that there are no significant adjustments to be made to the consolidated financial statements.

The Company regularly assesses the values of investments in each subsidiary/associated company and joint venture. The allowance for impairment is promptly taken up when there is a reliable indication that the decline in value is quite certain.

7.2 Other long - term investments

The movements of other long – term investments for the six-month period ended 30 June 2009 as follows :-

(Unit : Thousand Baht)

	CONSOLIDATED F/S	SEPARATE F/S
Balance as at 1 January 2009	1,576,335	1,563,159
Add : Additional investments	339,919	339,919
Add : Unrealized gain from changes in value of investments	213,804	216,291
Balance as at 30 June 2009	2,130,058	2,119,369

During the period, the Company paid addition share capital in Nam Theun 2 Power Co., Ltd. amount USD 9.72 million which equivalent to Baht 339.92 million.

Other long – term investments as at 30 June 2009 and 31 December 2008 comprise investments in the following:-

(Unit : Thousand Baht)

	Nature of business	Percentage of shareholding		CONSOLIDATED F/S Cost		SEPARATE F/S Cost	
		30 Jun 2009	31 Dec 2008	30 Jun 2009	31 Dec 2008	30 Jun 2009	31 Dec 2008
		Percent	Percent				
Investments in other companies							
a) Non-listed companies							
Toyo-Thai Corporation Ltd.	Construction contractor	-	16.25	-	52,000	-	52,000
Nam Theun 2 Power Co., Ltd.	Hydroelectric power plant	15.00	15.00	1,315,035	975,117	1,315,035	975,117
M-Home SPV 3 Co., Ltd.	Real estate development	11.54	11.54	12	12	12	12
Less : Allowance for impairment				(12)	(12)	(12)	(12)
Net				-	-	-	-
Siam Steel Syndicate Plc.	Manufacture and distribution for construction	5.45	5.45	55,885	55,885	55,885	55,885
Siam Fiber Optics Co., Ltd.	Manufacture and distribution of optic fibers	10.00	10.00	24,000	24,000	24,000	24,000
Medical Device Manufacturer (Thailand) Limited	Manufacture and distribution of medical products	6.95	6.95	50,069	50,069	50,069	50,069
Less : Allowance for impairment				(50,069)	(50,069)	(50,069)	(50,069)
Net				-	-	-	-
Bell Development Co., Ltd.	Real estate development	3.51	3.51	47,313	47,313	47,313	47,313
Less : Allowance for impairment				(47,313)	(47,313)	(47,313)	(47,313)
Net				-	-	-	-
The Bangkok Club Co., Ltd.	Entertainment services	0.44	0.44	3,000	3,000	3,000	3,000
Less : Allowance for impairment				(1,985)	(1,985)	(1,985)	(1,985)
Net				1,015	1,015	1,015	1,015

(Unit : Thousand Baht)

	Nature of business	Percentage of shareholding 30 Jun 2009	Percentage of shareholding 31 Dec 2008	CONSOLIDATED F/S Cost 30 Jun 2009	CONSOLIDATED F/S Cost 31 Dec 2008	SEPARATE F/S Cost 30 Jun 2009	SEPARATE F/S Cost 31 Dec 2008
		Percent	Percent				
Imperial Technology Management Service Plc.	Initiation and establishment of Asian University of Science and Technology	19.83	19.83	175,000	175,000	175,000	175,000
Less : Allowance for impairment				(84,515)	(84,515)	(84,515)	(84,515)
Net				90,485	90,485	90,485	90,485
Thai Rent All Co., Ltd.	Construction machinery Rental	15.00	15.00	7,500	7,500	7,500	7,500
Lao Metal Industry Co., Ltd.	Manufacture steel wires and steel rod	10.00	10.00	10,000	10,000	10,000	10,000
Total Investment in other non – listed companies – net				1,503,920	1,216,002	1,503,920	1,216,002
b) Listed companies							
Charoong Thai Wire and Cable Plc.	Manufacture and distribution of enamel coated wire and cable	12.90	12.90	308,715	308,715	308,715	308,715
Add : Unrealized loss from changes in value of investments				(156,786)	(116,752)	(156,786)	(116,752)
Net market value				151,929	191,963	151,929	191,963
Cyber Bay Corporation, Philippines	Real estate development	14.25	14.25	195,566	195,566	59,395	59,395
Add : Unrealized gain (loss) from changes in value of investments				(1,052)	(69,221)	135,119	66,950
Net market value				194,514	126,345	194,514	126,345
K.C. Property Plc.	Real estate development	1.04	1.04	9,139	9,139	9,139	9,139
Add : Unrealized loss from changes in value of investments				(3,199)	(2,559)	(3,199)	(2,559)
Net market value				5,940	6,580	5,940	6,580
Nawarat Patanakarn Plc.	Construction services	4.05	4.05	100,716	100,716	100,716	100,716
Add : Unrealized loss from changes in value of investments				(64,458)	(78,558)	(64,458)	(78,558)
Net market value				36,258	22,158	36,258	22,158
Everland Plc.	Real estate development	0.05	0.05	111	111	111	111
Add : Unrealized loss from changes in value of investments				(23)	-	(23)	-
Net market value				88	111	88	111
Toyo-Thai Corporation Plc.	Construction services	10.83	-	52,000	-	52,000	-
Add : Unrealized gain from changes in value of investments				174,720	-	174,720	-
Net market value				226,720	-	226,720	-
Total Investment in other listed companies – net				615,449	347,157	615,449	347,157
Total Investments in other companies – net				2,119,369	1,563,159	2,119,369	1,563,159

(Unit : Thousand Baht)

	Nature of business	Percentage of Shareholding 30 Jun 2009	Percentage of Shareholding 31 Dec 2008	CONSOLIDATED F/S Cost 30 Jun 2009	CONSOLIDATED F/S Cost 31 Dec 2008	SEPARATE F/S Cost 30 Jun 2009	SEPARATE F/S Cost 31 Dec 2008
		Percent	Percent				
Investments held by subsidiaries							
(a) Non-listed companies							
Premus (Thailand) Co., Ltd.	Real estate management	10.00	10.00	1,250	1,250	-	-
Bell Development Co., Ltd.	Real estate management	13.00	13.00	135,226	135,226	-	-
Less : Allowance for impairment				(135,226)	(135,226)	-	-
Net				-	-	-	-
(b) Listed companies							
Charoong Thai Wire and Cable Plc.	Manufacture and distribution of enamel coated wire and cable	0.80	0.80	19,178	19,178	-	-
Add : Unrealized loss from changes in value of investments				(9,739)	(7,252)	-	-
Net market value				9,439	11,926	-	-
Total				10,689	13,176	-	-
Total Investments in other companies – net				2,130,058	1,576,335	2,119,369	1,563,159

On 16 June 2009, the Stock Exchange of Thailand approved the listing of the ordinary shares of Toyo-Thai Corporation Plc. The management intend to hold such investment as available for sales security and adjusted this investment to the fair value.

The Company has pledged the shares of a related company to secure the long term – loan with Financial Institutions of related company.

8. INVESTMENT IN A POTASH MINING PROJECT

The Company has investment in a potash mine project of Baht 3,236 million that the concession for potash mining from government has been in process. Currently, the Minister of Industry had agreed to set up the committee consisting of representatives from Ministry of Industry, Ministry of Interior, Ministry of Natural Resources and Environment, Ministry of Public Health and Ministry of Social Development and Human Security to consider the process to resolve the potash mining operations in Udonthani to make the project materialized.

Currently, the Company is in the process of securing the concession from the government and has been publicizing the project to create knowledge, understanding and participation of public. Currently, the Company has launched public relation of potash mining project in 4 districts in the concession area. In addition, the Company builds up knowledge to education division and industrialist in Udonthani and has been building up the social activities, education, sport and culture activities to local people.

The committee to solve the struggle issues for potash mining project has held meetings in March and May 2009 and assigned the Governor of Udonthani province to appoint subcommittee to publicize the project and to obtain public hearing in Udonthani, and expect to commence the site visit within September 2009.

The Company's management believes that this project will generate benefits both for nearby areas and for the country, and the project will be approved by the government and operational as planned since the Ministry of Finance has jointly invested in this project for 10% of the total registered capital. The management of the Company believes that there will be no impairment in the value of investment.

9. LONG - TERM LOANS AND ADVANCES TO SUBSIDIARIES AND RELATED PARTIES

The outstanding balances as at 30 June 2009 and 31 December 2008 are as follows :

(Unit : Thousand Baht)

	CONSOLIDATED F/S		SEPARATE F/S	
	30 June 2009	31 December 2008	30 June 2009	31 December 2008
Subsidiaries and Joint Ventures				
(eliminated from consolidated financial statements)				
ITO Joint Venture	-	-	528,400	528,400
ITD - NCC Joint Venture	-	-	-	18,360
Italian-Thai International Co., Ltd.	-	-	614,073	245,380
IDS Joint Venture	-	-	220,500	220,500
IN Joint Venture	-	-	145,116	156,291
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	-	-	99,000	105,000
ITD - NCC Joint Venture (NT-2)	-	-	198,000	198,000
Nha Pralan Crushing Plant Co., Ltd.	-	-	11,700	12,100
Italian-Thai Land Co., Ltd.	-	-	555,044	554,358
Palang Thai Kaowna Co., Ltd.	-	-	456,350	456,350
Khunka Palang Thai Co., Ltd.	-	-	59,066	59,066
Palit Palang Ngan Co., Ltd.	-	-	94,456	94,456
Italian-Thai Power Co., Ltd.	-	-	244,878	220,680
Sin Rae Muang Thai Co., Ltd.	-	-	49,091	21,391
Thai Pride Cement Co., Ltd.	-	-	300,303	-
Italthai Trevi Co., Ltd.	-	-	31,690	-
Others	-	-	9,792	9,792
Total	-	-	3,617,459	2,900,124
Less : Allowance for doubtful accounts	-	-	(1,669,738)	(1,668,352)
Net	-	-	1,947,721	1,231,772

(Unit : Thousand Baht)

	CONSOLIDATED F/S		SEPARATE F/S	
	30 June 2009	31 December 2008	30 June 2009	31 December 2008
Associated companies				
Sino Lao Aluminum Corporation Limited	96,815	34,462	96,815	34,462
Allied Enterprise Co., Ltd.	116,100	116,100	-	-
Total	212,915	150,562	96,815	34,462
Related companies				
Central Bay Reclamation and Development Corp	35,761	35,761	-	-
Asia Pacific Potash Corporation Limited	247,245	211,822	-	-
Total	283,006	247,583	-	-
Less : Allowance for doubtful accounts	(35,761)	(35,761)	-	-
Net	247,245	211,822	-	-
Total long - term loans and advances to related Companies – net	460,160	362,384	2,044,536	1,266,234

Significant movements in the long - term loans and advances to subsidiaries and related parties for the six-month period ended 30 June 2009 are as follows :-

(Unit : Thousand Baht)

	1 January 2009	During the period Increase	During the period Decrease	30 June 2009
Subsidiaries and Joint Ventures				
ITO Joint Venture	528,400	-	-	528,400
ITD-NCC Joint Venture	18,360	-	18,360	-
Italian-Thai International Co., Ltd.	245,380	1,095,555	726,862	614,073
IDS Joint Venture	220,500	-	-	220,500
IN Joint Venture	156,291	14,325	25,500	145,116
The Joint Venture of Italian-Thai Development Plc. together with Alcatel Contracting GmbH	105,000	-	6,000	99,000
ITD – NCC Joint Venture (NT-2)	198,000	-	-	198,000
Nha Pralan Crushing Plant Co., Ltd.	12,100	-	400	11,700
Italian-Thai Land Co., Ltd.	554,358	686	-	555,044
Palang Thai Kaowna Co., Ltd.	456,350	-	-	456,350
Khunka Palang Thai Co., Ltd.	59,066	-	-	59,066
Palit Palang Ngan Co., Ltd.	94,456	-	-	94,456
Italian-Thai Power Co., Ltd.	220,680	24,198	-	244,878

(Unit : Thousand Baht)

	1 January 2009	During the period Increase	During the period Decrease	30 June 2009
Sin Rae Muang Thai Co., Ltd.	21,391	27,700	-	49,091
Thai Pride Cement Co., Ltd.	-	300,303	-	300,303
Italthai Trevi Co., Ltd.	-	31,690	-	31,690
Others	9,792	-	-	9,792
Total	2,900,124	1,494,457	777,122	3,617,459
Associated company				
Sino Lao Aluminum Corporation Limited	34,462	62,353	-	96,815
Total	2,934,586	1,556,810	777,122	3,714,274

10. LOAN AND ADVANCES TO UNRELATED PARTIES

As at 30 June 2009, the Company also has cash advances of Baht 88.61 million for the investment in a local company which is under the negotiation process. Currently, there has been no further development in the project because the Electricity Generating Authority of Thailand is in the process of concluding the development plan for the capacity of Power plant. Such cash advances are to support the acquisition of the concession license from the Government of Cambodia to develop a 3,600 mega watt Coal-Fired Power Plant at Koh Kong.

The Government of Cambodia is currently allowing three companies comprising Koh Kong Power Light Co., Ltd., Cambodia International Investment Group and Gulf JP to develop the power plant. If any one of the three companies can conclude the negotiation with the Electricity Generating Authority of Thailand and Ministry of Energy, it will be awarded the right to generate the Power Plant. For the time being, Koh Kong Power Light Co., Ltd. is the most prospective winner for this project. The Company therefore, has capitalized such cash advance in its accounts.

The subsidiary company entered into agreement with broker in Cambodia to perform, contact and negotiate with Government of Cambodia to obtain the license and permission for the development of a 3,600 Megawatts Coal-fired Power Plant in Koh Kong Province. The subsidiary company shall pay USD 20.00 million by 3 installments as described in the agreement and shall provide 5.00 % of free shares for this project to broker. As at 30 June 2009, the subsidiary company has paid cash to such broker totaling Baht 227.56 million. Such cash advance is considered as part of the acquisition costs of concession to operate a power plant in Cambodia.

During the period, Koh Kong Power Light is in the process to offer electricity price to Electricity Generating Authority of Thailand for consideration.

11. PROPERTY, PLANT AND EQUIPMENT

During the six-month period ended 30 June 2009, the Company and subsidiary companies have following movements in property, plant and equipment:

(Unit : Thousand Baht)

	CONSOLIDATED F/S	SEPARATE F/S
Net book value at 1 January 2009	15,513,511	9,971,897
Purchases of fixed assets / transfer in	1,936,750	213,096
Disposal of fixed assets / transfer out	(1,016,621)	(279,985)
Depreciation for the period	(1,185,207)	(668,546)
Accumulate depreciation for disposal of fixed assets	217,335	164,467
Translation adjustment	(30,005)	(14,765)
Net book value at 30 June 2009	15,435,763	9,386,164

12. BANK OVERDRAFTS AND SHORT - TERM LOANS FROM FINANCIAL INSTITUTIONS

The outstanding balances of bank overdrafts and short - term loans from financial institutions as at 30 June 2009 and 31 December 2008 are as follows : -

(Unit : Thousand Baht)

	CONSOLIDATED F/S		SEPARATE F/S	
	30 June 2009	31 December 2008	30 June 2009	31 December 2008
Bank overdrafts	1,837,216	2,274,344	76,403	62,787
Short - term loans from financial institutions	5,687,985	5,078,961	2,325,521	2,979,377
Total	7,525,201	7,353,305	2,401,924	3,042,164

These represent loans obtained from local and overseas financial institutions in both Baht currency and foreign currencies as follows :

(Unit : Million)

	CONSOLIDATED F/S		SEPARATE F/S	
	30 June 2009	31 December 2008	30 June 2009	31 December 2008
Baht	3,473	3,845	1,772	2,396
PHP	119	141	119	141
USD	8	6	-	-
NTD	455	455	455	455
INR	1,673	493	-	-

These loans are subject to interest at domestic market rate for Baht currency loans and at the rates based on market rate of India, Taiwan, Philippines and SIBOR for foreign currency loans.

As at 30 June 2009, part of loans amounting to Baht 1,327.24 million (31 December 2008: Baht 2,073.66 million) have been used to finance certain specific projects (project finance). The lending banks had set a condition for the Company to process the cash transactions for the projects through the Company's accounts with those banks.

As at 30 June 2009 and 31 December 2008, overdraft and short - term credit facilities of the Company have not yet been drawn down amounting to Baht 496.47 million and Baht 1,517.12 million, respectively.

13. TRADE ACCOUNTS PAYABLE - RELATED PARTIES

The outstanding balances as at 30 June 2009 and 31 December 2008 are as follows :

(Unit : Thousand Baht)

	CONSOLIDATED F/S		SEPARATE F/S	
	30 June 2009	31 December 2008	30 June 2009	31 December 2008
Subsidiaries and Joint Ventures				
(eliminated from consolidated financial statements)				
IOT Joint Venture	-	-	475	3,589
I.C.C.T. Joint Venture	-	-	140,887	140,887
IN Joint Venture	-	-	834	5,670
Thai Maruken Co., Ltd.	-	-	90,981	93,690
ITO Joint Venture	-	-	11,545	10,762
Italthai Trevi Co., Ltd.	-	-	54,075	57,460
Siam Concrete and Brick Products Co., Ltd.	-	-	77,600	58,721
ITD - VIS Joint Venture	-	-	1,022	6,633
ITD Cementation India Limited	-	-	59,751	124,663
ITD-ITDCEM JV	-	-	42,858	95,894
Asian Steel Product Co., Ltd.	-	-	46,740	29,713
Thai Pride Cement Co., Ltd.	-	-	10,676	2,619
Nha Pralan Crushing Plant Co., Ltd.	-	-	1,097	1,809
Aquathai Co., Ltd.	-	-	60,065	72,224
Italthai Marine Co., Ltd.	-	-	-	3,984
Saraburi Construction Co., Ltd.	-	-	480	7,235
Others	-	-	4,596	8,029
Total	-	-	603,682	723,582

(Unit : Thousand Baht)

	CONSOLIDATED F/S		SEPARATE F/S	
	30 June 2009	31 December 2008	30 June 2009	31 December 2008
Associated companies				
MCRP Construction Corporation, Philippines	77,441	79,995	77,441	79,995
Bangkok Steel Wire Co., Ltd.	33,016	58,896	16,488	22,352
ATO-Asia Turnouts Ltd.	32,505	44,033	31,785	41,996
Thai Contractors Asset Co., Ltd.	10	-	10	-
Total	142,972	182,924	125,724	144,343
Related companies				
Takenaka Corporation	215,207	234,214	-	-
Obayashi Corporation	83,030	90,841	-	-
Italthai Industrial Co., Ltd.	249,156	127,986	95,155	69,600
Siam Steel Syndicate Plc.	93,756	123,111	93,755	123,111
Nishimatsu Construction Co., Ltd.	312,934	298,423	-	-
Italthai Engineering Co., Ltd.	309,311	228,173	307,650	224,241
Charoong Thai Wire & Cable Plc.	113,853	90,812	113,853	89,813
Nawarat Patanakarn Plc.	89,943	90,255	75,235	77,983
Toyo-Thai Corporation Ltd.	1,256	2,846	1,256	2,846
Thai Rent All Co., Ltd.	39,676	39,188	39,353	38,891
Amarine Estate Co., Ltd.	20,956	24,720	20,956	24,720
Siam Fiber Optics Co., Ltd.	17,143	15,775	17,143	15,775
Others	12,103	9,196	630	5,450
Total	1,558,324	1,375,540	764,986	672,430
Outstanding balances and portion of other participants in joint ventures				
IOT Joint Venture	285	2,153	-	-
I.C.C.T. Joint Venture	105,665	105,665	-	-
ITO Joint Venture	6,927	6,457	-	-
ITD - VIS Joint Venture	358	2,321	-	-
IN Joint Venture	409	2,778	-	-
Others	646	618	-	-
Total	114,290	119,992	-	-
Total	1,815,586	1,678,456	1,494,392	1,540,355

14. SHORT - TERM LOANS AND ADVANCES FROM RELATED PARTIES

The outstanding balances as at 30 June 2009 and 31 December 2008 are as follows :

(Unit : Thousand Baht)

	CONSOLIDATED F/S		SEPARATE F/S	
	30 June 2009	31 December 2008	30 June 2009	31 December 2008
Subsidiaries and Joint Ventures				
(eliminated from consolidated financial statements)				
ITD - SQ Joint Venture	-	-	3,500	-
ITD Cementation India Limited	-	-	-	967
ITD-ITDCEM JV	-	-	-	1,087
Total	-	-	3,500	2,054
Associated company				
Thai Contractors Asset Co., Ltd.	548	9,964	-	-
Related companies				
Nam Theun 2 Power Co., Ltd.	23,394	54,855	-	-
Nawarat Patanakarn Plc.	68,164	68,138	-	-
Others	16	673	-	-
Total	91,574	123,666	-	-
Outstanding balances and portion of Other participants in joint ventures				
ITD-SQ Joint Venture	1,750	-	-	-
Short - term loans and advances from related parties	93,872	133,630	3,500	2,054

Significant movements in the short - term loans and advances from related parties for the six-month period ended 30 June 2009 are as follows:

(Unit : Thousand Baht)

	1 January 2009	During the period Increase	During the period Decrease	30 June 2009
Associated company				
Thai Contractors Asset Co., Ltd.	9,964	-	9,416	548
Related companies				
Nam Theun 2 Power Co., Ltd.	54,855	-	31,461	23,394
Nawarat Patanakarn Plc.	68,138	26	-	68,164
Others	673	-	657	16
Total	123,666	26	32,118	91,574
Outstanding balances and portion of other participants in joint ventures				
ITD-SQ Joint Venture	-	1,750	-	1,750
Net	133,630	1,776	41,534	93,872

15. LONG - TERM LOANS

As at 30 June 2009 and 31 December 2008, the Company and its subsidiaries have outstanding long - term loans as follows :

(Unit : Thousand Baht)

	CONSOLIDATED F/S		SEPARATE F/S	
	30 June 2009	31 December 2008	30 June 2009	31 December 2008
Outstanding balance as at 30 June 2009	2,837,046	6,983,073	1,789,169	5,382,398
Less : Current portion	(752,442)	(2,282,580)	(460,857)	(1,546,760)
Net	2,084,604	4,700,493	1,328,312	3,835,638

Movements in the long-term loans during the six-month period ended 30 June 2009 are summarized below :

(Unit: Thousand Baht)

	CONSOLIDATED F/S	SEPARATE F/S
Balance as at 1 January 2009	6,983,073	5,382,398
Add : Additional borrowings	89,746	54,547
Less : Repayments	(4,210,948)	(3,634,210)
Less : Translation adjustment	(24,825)	(13,566)
Balance as at 30 June 2009	2,837,046	1,789,169

The Company entered into loan agreement with a foreign bank for purchase of machineries amounting to EUR 14.10 million for which EUR 1.18 million or equivalent to Baht 54.55 million has been drawndown. This loan bears interest per annum at EURIBOR.

The Company and subsidiaries have registered the mortgages of part of their land and construction thereon with a net carrying value as at 30 June 2009 of Baht 829.84 million (31 December 2008 : Baht 862.39 million) and the deeds of hypothecation of certain machinery located overseas as collaterals for loans.

The loans of the Company and its subsidiaries bear interest at the rate of minimum loan rate (MLR).

In addition, the loan agreement contains covenants relating to various matters such as the payment of dividend and limitations on the provision of loans.

As at 30 June 2009 and 31 December 2008, the long-term credit facilities of the Company have not yet been drawndown amounting to Baht 227.96 million and Baht 904.75 million, respectively.

As at 30 June 2009, the Company was unable to maintain some financial ratio as stipulated in the loan agreement. However, management believes that the Company will receive the consent from bank to relieve the maintenance of such financial ratio.

16. DEBENTURES - NET

The movements of debentures during the six-month period ended 30 June 2009 in the consolidated and separate financial statements are as follows:

	Thousand Baht
Balance as at 1 January 2009	2,697,352
Issued debentures	5,000,000
Cost of issuing debentures	(77,483)
Amortization of costs of issuing debentures	3,246
Current portion	(706,437)
Balance as at 30 June 2009	6,916,678

On 26 June 2009, the Company issued subordinate, unsecured debentures with principal amount of Baht 5,000 million which are issued to specific person with five-year tenure and with a face value of Baht 1,000. These bear interest rate at 6.50 percent per annum which is payable quarterly. The debentures will be redeemed on 26 June 2014 and the Company has early redemption option after 3 years. This option has minimum redemption at the rate 25% of outstanding debentures values. The Company will use the proceeds from this issuance to repay debts and/or use for working capital in business expansion.

In addition, the debentures were issued with covenants relating to various matters such as the decrease in share capital, the merger, the payment of dividend and limitations on the provision of loans.

17. CONVERTIBLE DEBENTURES - NET

The movements of convertible bonds during the six-month period ended 30 June 2009 in the consolidated and separate financial statements are as follows:

	Thousand Baht
Balance as at 1 January 2009	4,830,231
Convertible debentures buyback and cancellation	(1,230,245)
Reversal on issuing costs of convertible debentures	25,800
Amortization of costs of issuing convertible debentures	9,517
Unrealised losses on exchange rates	(57,875)
Balance as at 30 June 2009	3,577,428

During the six-month period ended on 30 June 2009, the Company bought and cancelled a portion of the outstanding convertible debentures amounting to USD 37.70 million, representing 25.13% of the outstanding principal amount of convertible debentures. Gains on convertible debentures buyback and cancellation of Baht 503.38 million are recognized in these income statement for the three-month and six-month periods ended 30 June 2009.

No potential dilution in earnings per share arose from the convertible debentures, because the average share price during this year was lower than the exercise price.

The Company entered into various hedge agreements to hedge foreign currency and interest rate risks.

The Company presented part of accrued interest for convertible bond to be paid to the debentureholders when they exercise the right to convert to common shares separately.

18. RELATED PARTY TRANSACTIONS

During the period, the Company and its subsidiaries had significant business transactions with related parties, which have been concluded on commercial terms and bases agreed upon in the ordinary course of businesses between the Company and those companies, as follow :

	Transfer pricing policy
Turn-key construction service income	Cost plus margin
Construction service income, not including the procurements of materials	Cost or cost plus margin
Land rental income	Mutually agreed
Sales of equipment	Cost or mutually agreed
Sales of investment	Market price
Purchases of construction materials	Approximate market price
Turn-key construction expenses	Cost plus margin
Hire of construction services, not including procurements of materials	Cost
Purchases of investment	Approximate net book value
Interest on loans	Mutually agreed rate

Below is a summary of significant related party transactions during the period :-

(Unit : Million Baht)

	CONSOLIDATED F/S		SEPARATE F/S	
	For the three-month periods ended 30 June			
	2009	2008	2009	2008
Transactions with subsidiaries and joint ventures				
Construction services and other income	-	-	331	235
Sale of equipment	-	-	3	-
Purchases of construction materials and services	-	-	181	220
Transactions with associated companies				
Construction services and other income	84	13	29	13
Purchases of construction materials and services	6	60	3	22

(Unit : Million Baht)

	CONSOLIDATED F/S		SEPARATE F/S	
	For the three-month periods ended 30 June			
	2009	2008	2009	2008
Transactions with related companies				
Construction services and other income	491	1,119	265	241
Sale of equipment	9	-	9	-
Purchases of construction materials and services	506	236	384	163
Purchases of equipment	2	-	2	-

(Unit : Million Baht)

	CONSOLIDATED F/S		SEPARATE F/S	
	For the six-month periods ended 30 June			
	2009	2008	2009	2008
Transactions with subsidiaries and joint ventures				
Construction services and other income	-	-	721	812
Sale of equipment	-	-	8	31
Purchases of construction materials and services	-	-	363	472
Transactions with associated companies				
Construction services and other income	119	45	49	45
Purchases of construction materials and services	21	106	16	44
Transactions with related companies				
Construction services and other income	993	2,128	397	469
Sale of equipment	13	-	11	-
Purchases of construction materials and services	848	495	653	319
Purchases of equipment	18	1	17	1

During the period, a subsidiary company diversified its business by providing specialist to assist a related company to do mine development. Such subsidiary company received a fee of Baht 30.00 million for the first time.

Furthermore, the Company also has significant transactions with its related parties in respect of loans and advances.

The outstanding balances of the above transactions are presented as separate items in the balance sheet.

Loans from directors

As at 30 June 2009, an indirect subsidiary company have loans from directors amounting to Baht 154.84 million (31 December 2008 : Baht 159.23 million) which amount of Baht 6.63 million (31 December 2008 : Baht 11.51 million) bears interest at the rate of MLR per annum.

19. EXPENSES BY NATURE

Significant expenses by nature are as follows :

(Unit : Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
	For the three-month periods ended 30 June			
	2009	2008	2009	2008
Salary, wages and other employee benefits	1,517,280	1,420,105	1,114,193	1,145,292
Depreciation	599,500	388,865	329,535	308,163
Amortisation	34,594	22,873	29,525	9,984
Rental expenses	243,646	175,190	148,995	166,154
Raw materials and supply used	3,759,032	5,273,177	2,236,949	2,935,388

(Unit : Thousand Baht)

	CONSOLIDATED		SEPARATE F/S	
	For the six-month periods ended 30 June			
	2009	2008	2009	2008
Salary, wages and other employee benefits	3,214,597	3,062,815	2,335,727	2,335,411
Depreciation	1,185,207	892,696	668,546	631,425
Amortisation	48,044	32,168	40,268	16,554
Rental expenses	460,837	457,600	289,428	295,167
Raw materials and supply used	7,812,119	9,737,345	4,728,303	5,823,790

20. GUARANTEES

As at 30 June 2009 and 31 December 2008, the Company has outstanding guarantees of approximately Baht 25,719.85 million and Baht 28,799.47 million, respectively, issued by financial institutions on behalf of the Company, its subsidiaries, and its joint ventures in respect of certain performance bonds required in the normal course of businesses. The Company does not expect to have loss from these guarantees.

As at 30 June 2009 and 31 December 2008, the Company had outstanding guarantees of approximately Baht 9,003.85 million and Baht 8,670.30 million, respectively, issued to financial institutions and its ventures to collateralize credit facilities granted by those financial institutions and joint venture partners to subsidiaries, associated, related companies and joint ventures. The Company issued guarantees in proportion to its shareholding (except for Italthai Trevi Co., Ltd., Italthai Marine Co., Ltd., Aquathai Co., Ltd., Sarithorn Co., Ltd, Asian Steel Product Co., Ltd., and ITD Cementation India Limited for which the Company issued full guarantees for the credit facilities). The Company does not expect to have loss from those guarantees.

21. COMMITMENT

21.1 Under the facility agreement between the Company and the SPV, the Company is obliged to extend loans to the SPV for amounts equal to the principal and interest which have to be paid to the creditors. As at 30 June 2009, the outstanding balance of loans amounted to Baht 612.82 million.

21.2 As at 30 June 2009, the Company and joint ventures had the outstanding commitments with major subcontractors, classified by currencies, as follows :

(Unit : Million Baht)

	Equivalent to Baht	
	CONSOLIDATED F/S	SEPARATE F/S
Currency		
Baht	3,080	2,921
NTD	2,166	2,166
USD	48	-
INR	2,065	2,065

21.3 As at 30 June 2009, the Company, its subsidiaries and its joint ventures had the following outstanding commitments, proportionately, of the Company in respect of purchases of materials, machinery and software and related services:

(Unit : Million Baht)

	Equivalent to Baht	
	CONSOLIDATED F/S	SEPARATE F/S
Currency		
Baht	96	50
EUR	4,758	13
USD	2,139	6
INR	232	12
SEK	107	-
NOK	27	-
NTD	1	1
SGD	383	-

21.4 As at 30 June 2009, the Company had outstanding commitment of USD 39.07 million in respect of uncallable portion of investments in a associated company and two related companies, and uncallable portion of investments in a subsidiary company of Baht 0.75 million.

22. CONTINGENT LIABILITIES

a) During the year 1997, the Company and seven other parties were jointly sued for compensation totaling approximately Baht 655.00 million. On 30 December 2005, the Court of First Instance ordered the defendant to pay for damages amounting to Baht 440.00 million, plus interest at the rate of 7.50 percent per annum from 11 June 1992 to the payment date. On 17 March 2006, the Company submitted an appeal and a petition to stay execution to the order of the Court - Chonburi Province. Copies of the appeal and the petition have been considered to the plaintiff. Currently the outcome of the case has not yet been known. The Company believes that there will be no damage from such case. The Company therefore, has not set up any provision in its accounts.

b) On 7 March 2003, a court case was brought against a subsidiary company claiming for compensation totaling approximately Baht 126.00 million for alleged negligence in driving sheet piles on top of pipelines belonging to a third party company, resulting in damage to its property. On 22 September 2006, the Court of First Instance ordered the subsidiary to pay for damages amounting to Baht 92.00 million together with court fees. On 20 December 2006, the subsidiary submitted an appeal and a petition to stay execution of the order to the Civil Court. Copies of the appeal and the petition have been considered to the plaintiff. So far the outcome of the case has not yet been known. However, the management of subsidiary company had carefully assessed the situation and took conservative consideration to set up full allowance for damage in its accounts.

c) Since the year 2000, certain customers of the Company have taken legal actions against the Company, subsidiary company, and joint venture for breach of service agreements, claiming compensation totaling approximately Baht 356.93 million. The cases are currently pending for judgment from the Civil Courts for the claims of Baht 222.45 million and pending for the judgement of arbitrator of Baht 134.48 million. Management is of the opinion that such lawsuits are a normal part of business and some are brought without proper justification grounds, and believes that no material liabilities will be incurred as a result of those lawsuits. Therefore, the Company has not set provision for those in the accounts.

23. FINANCIAL INFORMATION BY SEGMENT

The operations of the Company, its subsidiaries and its joint ventures for the three-month and six-month periods ended 30 June 2009 and 2008 are mainly engaged in a single industry segment, turn - key construction services, and are conducted in the following geographical segments.

(Unit : Million Baht)

CONSOLIDATED F/S

For the three-month periods ended 30 June 2009 and 2008

	Local		Overseas		Total		Elimination		Grand total	
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Revenues from construction work	6,155	5,694	4,189	4,629	10,344	10,323	(260)	(177)	10,084	10,146
Revenues from sales and services	410	516	-	-	410	516	(119)	(172)	291	344
Gross income (loss)	157	403	18	(171)	175	232	135	-	310	232
Dividend and shares of profit from the joint ventures									21	26
Interest income									87	35
Gain on exchange rate									90	12
Gain on convertible debentures cancellation									503	-
Other income									340	158
Selling expenses									(7)	(3)
Administrative expenses									(662)	(495)
Executive compensation									(15)	-
Allowance for doubtful accounts									(16)	(16)
Allowance for impairment and contingent liabilities									(9)	(1)
Share of loss from investments accounted for by equity method									(39)	(4)
Financial expenses									(514)	(376)
Income tax									(45)	(37)
Minority interests									3	1
Net profit (loss) for the period									47	(468)

(Unit : Million Baht)

CONSOLIDATED F/S

For the six-month periods ended 30 June 2009 and 2008

	Local		Overseas		Total		Elimination		Grand total	
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Revenues from construction work	12,033	11,712	9,157	9,896	21,190	21,608	(646)	(482)	20,544	21,126
Revenues from sales and services	880	1,158	-	-	880	1,158	(255)	(370)	625	788
Gross income	658	931	59	84	717	1,015	266	-	983	1,015
Dividend and shares of profit from the joint ventures									21	26
Interest income									126	58
Gain on exchange rate									142	-
Gain on convertible debentures cancellation									503	-
Other income									445	257
Selling expenses									(14)	(6)
Administrative expenses									(958)	(943)
Executive compensation									(30)	(29)
Loss on exchange rate									-	(57)

(Unit : Million Baht)

	CONSOLIDATED F/S									
	For the six-month periods ended 30 June 2009 and 2008									
	Local		Overseas		Total		Elimination		Grand total	
	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Reversal of allowance (allowance) for doubtful accounts									68	(6)
Allowance for impairment and contingent liabilities									(17)	(1)
Share of profit (loss) from investments accounted for by equity method									(72)	3
Financial expenses									(1,036)	(696)
Income tax									(115)	(60)
Minority interests									10	38
Net profit (loss) for the period									56	(401)

(Unit : Million Baht)

	As at 30 June 2009 and 31 December 2008									
	Local		Overseas		Total		Elimination		Grand total	
	30 Jun 2009	31 Dec 2008	30 Jun 2009	31 Dec 2008	30 Jun 2009	31 Dec 2008	30 Jun 2009	31 Dec 2008	30 Jun 2009	31 Dec 2008
Property, plant and equipment - net	11,743	12,295	3,693	3,219	15,436	15,514	-	-	15,436	15,514
Other assets	36,365	36,278	15,047	15,401	51,412	51,679	(10,658)	(9,963)	40,754	41,716
Total assets	48,108	48,573	18,740	18,620	66,848	67,193	(10,658)	(9,963)	56,190	57,230

24. FINANCIAL INSTRUMENTS

Foreign currency risk

The Company has exposure to foreign currency risk from trading transactions and borrowings that are denominated in foreign currencies. The Company seeks to reduce this risk by entering into forward exchange contracts when it considers appropriate. Generally, the forward contracts mature within one year.

The balances of financial assets and liabilities denominated in foreign currencies as at 30 June 2009 are summarized below :

Foreign currency	Financial assets	Financial liabilities	Average exchange rate as at 30 June 2009
	(Million)	(Million)	(Baht per 1 foreign currency unit)
USD	18	115	34.0293
JPY	210	1,209	0.3551
EUR	1	16	48.0428
VND	1,654	8,565	0.0019
INR	27	1	0.7077
NOK	-	1	5.3242

Forward exchange contracts which remain outstanding on 30 June 2009 are summarized below :

Currency	Balance (Million)	Forward contract exchange rate
JPY (buy)	127	0.3548
EUR (buy)	12	44.7610 – 48.8560
GBP (buy)	2	49.8400 – 61.0480
NOK (buy)	6	5.7850 – 5.8485
SEK (buy)	9	3.9900 – 5.0245
USD (sell)	75	31.5322 – 35.7550

Below is the summary of the Group's foreign currency denominated assets and liabilities as at 30 June 2009 which are unhedged.

	CONSOLIDATED F/S (Net)					
	EUR Million	USD Million	JPY Million	VND Million	INR Million	NOK Million
Assets in foreign currency	1	18	210	1,654	27	-
Trade accounts payable	2	3	834	9	1	1
Hire - purchase payables	-	-	375	-	-	-
Advances received from customers under construction contracts	-	-	-	8,556	-	-
Loans from financial institutions	14	-	-	-	-	-

	SEPARATE F/S (Net)				
	EUR Million	USD Million	JPY Million	VND Million	INR Million
Assets in foreign currency	-	18	77	1,654	27
Trade accounts payable	-	-	-	9	1
Hire - purchases payable	-	-	375	-	-
Advances received from customers under construction contracts	-	-	-	8,556	-
Loans from financial institutions	14	-	-	-	-

In addition, the Company and subsidiaries have foreign currency exposure risk with respect to their investments in subsidiaries, joint ventures and associated companies in overseas which are not covered by the hedges against foreign currency risk.

25. OTHERS

a) On 14 February 2007, the Company and a joint venture received a letter from the NAEC to give the full cooperation with the investigation committee to investigate the cracks on the runways and taxiways at Suvarnabhumi Airport which the Company and the joint venture participated in the construction and installation of equipment. So far the Company and the joint venture have not received any accusation for the damages. The Company's management believes that the cracks on the runways and taxiways are not the fault from the poor performance of the construction undertaken by the Joint Ventures.

b) During the period, a subsidiary company handover a portion of work to Government Enterprise and received the certificate of work but may be penalised for the delay delivery of the work for Baht 377.96 million for the use of materials differently from those specified in the agreement. However, the Company's management does not expect to incur the significant loss.

26. EVENT AFTER REPORTING DATE

- In July 2009, Nam Thuen 2 Power Co., Ltd. called for addition paid-up share capital totalling USD 1.72 million.

- In July 2009, Italthai Trevi Co., Ltd. approved the increase in share capital from Baht 55 million to Baht 80 million. The Company invested in such company for 80.45%.

27. RECLASSIFICATION

Certain amounts in the balance sheet as at 31 December 2008 and the statement of income for the three-month and six-month periods ended 30 June 2008 have been reclassified to conform with the presentation in the financial statements for period ended 30 June 2009.

The reclassifications have been made to comply with the classification according to pronouncement of the Department of Business Development for the determinations of items in the financial statements B.E. 2552 dated 30 January 2009 and more appropriate to the Company's business.

28. APPROVAL OF FINANCIAL STATEMENTS

These financial statements were authorized by the Company's authorized director on 14 August 2009.